

Graco Inc. 2024 Overview and
Annual Report on Form 10-K





MARK W. SHEAHAN
President and CEO

TO OUR SHAREHOLDERS

As we reflect on the past year, I want to begin by recognizing the commitment and determination exhibited by the Graco team. The year brought its share of challenges and change, and I am incredibly proud of what we accomplished together. The progress we made, alongside several exciting initiatives already in motion, positions us well for continued success in the years ahead.

While the broader business environment remained soft in several key markets, including industrial sectors in China and the global semiconductor industry, I am confident that the strategic course we have set through our "One Graco" organizational realignment will enhance our agility, drive innovation and create new opportunities across our global business.

The One Graco transformation is designed to drive growth through a globally oriented, customer-focused operating structure. It enhances collaboration across our sales, marketing and engineering teams, enabling them to improve the overall customer experience while delivering incremental, profitable growth. It also strengthens our mergers and acquisitions (M&A) strategy through the creation of the newly formed Expansion Markets Division, which is focused on driving inorganic growth in new and adjacent markets.

The year was an active one for Graco on the M&A front, as well. We completed our largest transaction in more than a decade when we acquired Corob S.p.A., a global leader in high-tech dispensing and mixing solutions for paint and coatings. Not only does Corob enhance our already strong position in the growing paint and coating equipment category, but with significant operations in Italy and India, it gives us the opportunity to expand our manufacturing footprint in geographies where we've historically had a limited presence.

We also acquired PCT Systems, a provider of megasonic and ultrasonic wet cleaning systems that complement our existing high-purity chemical delivery equipment used in semiconductor and electronics production. While smaller in scale than the Corob acquisition, PCT Systems enhances our semiconductor business and aligns with our long-term growth strategy.

In addition, we invested in the future growth of our business through the completion of several key infrastructure projects. We brought online our new 500,000-square-foot distribution center in Dayton, Minnesota, a 176,000-square-foot expansion of our Anoka, Minnesota facility and a new headquarters for our Gema business in Gossau, Switzerland. Since 2018, we have invested nearly $500 million to increase our capacity by approximately 1.8 million square feet, ensuring we are well-positioned to grow our business.

Despite a challenging year, we enter 2025 with confidence and a clear vision for the future. Our core strategies, driving innovation through new product development, expanding distribution, entering new markets and pursuing strategic acquisitions, remain unchanged. We are steadfast in our belief that keeping our customers at the center of everything we do is the key to long-term success.

For nearly a century, Graco and its employees have demonstrated remarkable resilience, adapting and thriving in the face of challenges. As we look forward to celebrating our centennial anniversary in 2026, we recognize that our success is built by the loyal and hardworking employees that have made Graco the incredible organization it is today.

Thank you for your continued trust and confidence in Graco.







INDUSTRIAL



Stellair



Stellair ACE

Stellair™

The Stellair portfolio is industry's first line of paint sprayers certified for ergonomic performance specially designed to minimize fatigue and promote long-term work health for industrial painters. Stellair spray guns come with durable metal construction and provide industrial painters with the ergonomics, performance and serviceability they need to enjoy and excel at their jobs. The manual pressure feed guns are available in high volume low pressure, conventional and compliant technologies.

Stellair™ ACE

Stellair ACE lightens the load for industrial painters with a unique carbon reinforced construction, light trigger pull and swivel hoses that easily move with you. The air spray gun weighs only 209 grams (7.4 ounces) – making it up to 50 percent lighter than almost any other manual pressure feed sprayer.

GEMA®



OptiGun GA04 Automatic Gun Series



OptiSpray All-in-One Application Pump




OptiCenter All-in-One (OC10)



OptiCenter All-in-One (OC11)



OptiSpray AP02 Application Pump



OptiFlex Pro Spray units with OptiSpray AP02 Application Pump

OptiGun® GA04 Automatic Gun Series

The OptiGun GA04 series featuring industry-leading PowerBoost® high-performance technology with 110 kV charging power, delivers higher productivity, increased production speeds and maximum transfer efficiency, resulting in ultimate coating performance. The robust gun design ensures reliability, quality and best coating results for all industrial coating applications.

OptiSpray All-in-One™ Application Pump

OptiSpray All-in-One is the first unit in the powder coating industry that integrates electrostatics and Smart Inline Technology dense-phase powder delivery in one very compact device. The pump allows a maximum coating performance and extends the application range significantly; covering high quality coatings, complex geometries and large area objects.

OptiCenter® All-in-One (OC10)

The OptiCenter All-in-One (OC10) powder management center is equipped with the latest generation of OptiSpray All-in-One application pump technology and guarantees the fastest powder output response and constant coating results.

OptiCenter All-in-One (OC11) with DualSpeeder

The OptiCenter All-in-One (OC11) powder management center combines OptiSpray All-in-One application pump technology for unrivaled control of the application and powder handling process coupled with the fastest color change capability. The system with double OptiSpeeder powder hoppers (DualSpeeder) enables handling and preparation of two independent colors sequentially for ultra-fast color change or in parallel for simultaneous coating from both OptiSpeeder hoppers. Both resulting in the highest levels of production flexibility and efficiency.

OptiSpray AP02 Application Pump

OptiSpray AP02 uses the latest generation of Smart Inline Technology dense phase pump technology. The pump is the first choice for high-quality coatings over long production periods that require fast color change and stable powder output. The pump's unique single-chamber system ensures gentle powder flow, consistent coating results and substantial powder savings.

OptiFlex® Pro Spray units with OptiSpray AP02 Application Pump

The OptiFlex Pro Spray manual units in combination with latest generation of OptiSpray AP02 application pump stand for superior application performance over long production periods for manual coatings with frequent color change and applications that require stable powder outputs.



Ultra XT



Contractor PowerShot
Standard



Contractor PowerShot XT



TruMix XT



QuikCut PCD Diamond Cutters



E-MIX XT



TrueCoat 360
Cordless Connect

CONTRACTOR

Ultra® XT™
The new series of airless sprayers are built with the advanced design of the Xtreme Torque™ (XT) Brushless Motor, which provides up to 15 times more torque than traditional motors. This allows for 90 percent slower running speeds and reduces noise by up to 10X.

Contractor® PowerShot™ Standard
Contractor PowerShot Standard electric-powered airless guns virtually eliminate tip spits providing the Perfect Airless Finish™, while featuring the industry's lightest trigger pull force for all-day comfort and works with any airless sprayer.

Contractor® PowerShot XT™
Contractor PowerShot XT electric-powered airless guns virtually eliminate tip spits providing the Perfect Airless Finish, while featuring the industry's lightest trigger pull force for all-day comfort. The PowerShot XT offers instant gun-to-sprayer communication and remote pressure control exclusively with XT sprayers.

TruMix™ XT™
Graco's TruMix XT is a revolutionary solution for mixing 2-component floor coatings. This system is capable of mixing up to 120 gallons per hour and supports nearly any ratio with superior accuracy and mix consistency compared to the traditional bucket batch methods.

QuikCut PCD Diamond Cutters
QuikCut PCD Diamond Cutters are revolutionizing surface preparation and coating removal applications by using self-sharpening polycrystalline diamond technology to gently shave the surface. These cutters feature a highly densified polycrystalline diamond material optimized for high-impact applications; enabling them to cut 4X faster than diamond blades and last >30X longer than traditional carbide cutters.

E-MIX XT™
The E-Mix XT is a revolutionary electric-powered sprayer that eliminates the need for air compressors, saving contractors thousands of dollars weekly while providing unmatched convenience. Designed for precise 2-component spraying, it features SmartSync touchscreen control for effortless operation, enabling users to set ratios, pressure and temperatures with ease.

TrueCoat® 360 Cordless Connect™
The all-new TrueCoat 360 Cordless Connect Drill Sprayer delivers DIYers the professional-quality painting results they want with the convenience of the cordless drill they already own. Simply connect your cordless drill/driver or impact drill and you're ready to spray anywhere.

LED



Pulse Asset



G3 Dual-Line



Pulse Universal Controller



High-Flow In-Line Meters



G-Mini Jockey



G3 Max Gen 2

Wolverine Chemical
Injection Pumps



Grease Jockey
with Telematics

G3® Dual-Line

The G3 Dual-Line Pump is designed for a seamless pump upgrade or replacement in existing dual-line lubrication systems for yellow iron equipment. Effortlessly upgrade dual-line or twin pump systems while ensuring compatibility with the machine's existing dual-line metering devices.

Pulse® Asset

An extension of Graco's proven Pulse Pro Fluid Management system, Pulse Asset provides clear visibility into the tracking, management and dispense of fluids in industrial and manufacturing operations.

Pulse® Universal Controller

The Pulse Universal Controller can tie into most in-line meters with a pulse output to manage many fluid types, expanding Graco's fluid management control solutions to now include diesel and diesel exhaust fluid.

High-Flow In-Line Meters

High-Flow In-Line Meters offer higher flow options up to 60 gpm and can handle any bulk fluid, like diesel and diesel exhaust fluid. It can be used as a standalone meter with a built-in digital display, integrated with Graco's Pulse fluid management systems or tied into a programmable logic controller.

G-Mini® Jockey™

The electric G-Mini Jockey is an injector-based automatic lubrication system that provides high wear-and-tear points with consistent lubrication on medium-duty commercial vehicles. This allows increased time between preventative maintenance service in order to meet vehicle lubrication requirements.

G3® Max Gen 2

The G3 Max Gen 2 automatic lubrication pump has been updated with easy-to-use features like a new liquid crystal display screen and cellular connectivity with Graco's Trace web application, providing users with in-depth insights into real-time pump status and usage. Its flexible design works with injector-based or series progressive systems and can be used within many industries, like manufacturing and mining.

Wolverine® Chemical Injection Pumps

The Graco Wolverine series of injection pumps are designed for precise chemical dosing at well sites and pipelines to mitigate corrosion, plugging and freezing. This modular product line has been fully updated to improve pump flexibility and serviceability in the field while delivering superior performance for harsh conditions and chemicals.

Grease Jockey® with Telematics

The Electric Grease Jockey with Geotab integration provides low-level and system fault notifications through a telematics system to the cloud. Users now have the ability to remotely view if the pump is low on grease or if there is a system fault.

10 YEAR FINANCIAL SUMMARY

Graco Inc. & Subsidiaries

(Dollars in thousands, except per share amounts and other statistics)

Operations	2024	2023	2022	2021	2020[1]	2019	2018	2017	2016[2]	2015[3]
Net Sales	$2,113,316	$2,195,606	$2,143,521	$1,987,608	$1,650,115	$1,646,045	$1,653,292	$1,474,744	$1,329,293	$1,286,485
Gross Profit	1,122,461	1,161,021	1,057,439	1,033,949	854,937	859,756	882,539	795,202	710,869	684,700
Percent of Sales	53.1%	52.9%	49.3%	52.0%	51.8%	52.2%	53.4%	53.9%	53.5%	53.2%
Operating Earnings	570,098	646,843	572,700	531,323	391,718	424,456	436,427	378,745	121,144	302,125
Percent of Sales	27.0%	29.5%	26.7%	26.7%	23.7%	25.8%	26.4%	25.7%	9.1%	23.5%
Net Earnings	486,084	506,511	460,645	439,866	330,456	343,853	341,054	252,412	40,674	345,713
Percent of Sales	23.0%	23.1%	21.5%	22.1%	20.0%	20.9%	20.6%	17.1%	3.1%	26.9%
Net Earnings, Adjusted[4]	477,085	523,885	455,554	425,653	335,179	325,385	326,075	249,472	202,132	204,327
Percent of Sales, Adjusted[4]	22.6%	23.9%	21.3%	21.4%	20.3%	19.8%	19.7%	16.9%	15.2%	15.9%

Financial Position										
Current Assets	$1,497,441	$1,365,809	$1,205,620	$1,363,621	$1,023,801	$791,468	$723,216	$643,338	$503,362	$509,017
Current Liabilities	405,808	395,200	399,917	506,792	321,389	285,322	299,803	245,838	177,985	194,616
Working Capital	1,091,633	970,609	805,703	856,829	702,412	506,146	423,413	397,500	325,377	314,401
Property, Plant & Equipment, Net	771,656	741,713	607,609	451,061	350,750	325,546	229,295	204,298	189,596	178,437
Total Assets	3,139,212	2,722,007	2,438,900	2,443,198	1,988,128	1,692,210	1,472,741	1,390,617	1,243,109	1,391,352
Long-term Debt (including current portion)	-	-	75,000	150,000	150,000	164,298	266,391	226,035	305,685	392,695
Shareholders' Equity	2,584,135	2,224,225	1,859,652	1,709,343	1,283,904	1,024,931	751,873	723,063	573,820	635,551
Capital (long-term debt plus shareholders' equity)	2,584,135	2,224,225	1,934,652	1,859,343	1,433,904	1,189,229	1,018,264	949,098	879,505	1,028,246

Cash Provided (Used) By										
Operations	$621,700	$651,017	$377,394	$456,896	$394,035	$418,734	$367,985	$337,864	$276,006	$191,414
Investing, excluding marketable securities	(342,815)	(185,274)	(226,819)	(153,299)	(99,038)	(155,469)	(66,247)	(68,447)	(91,223)	369,939
Financing	(139,863)	(268,010)	(434,403)	(57,142)	(139,471)	(174,052)	(282,711)	(217,076)	(185,165)	(536,186)

Other Data										
Depreciation and Amortization	$86,749	$74,321	$65,997	$59,325	$55,329	$48,911	$47,754	$45,583	$48,290	$44,607
Property, Plant and Equipment Additions	106,737	184,775	201,161	133,566	71,338	127,953	53,854	40,194	42,113	41,749

Per Common Share[5]										
Basic Net Earnings	$2.88	$3.01	$2.73	$2.59	$1.97	$2.06	$2.04	$1.50	$0.24	$2.00
Diluted Net Earnings	2.82	2.94	2.66	2.52	1.92	2.00	1.97	1.45	0.24	1.95
Diluted Net Earnings, Adjusted[4]	2.77	3.04	2.63	2.44	1.95	1.90	1.88	1.43	1.18	1.15
Dividends Paid	1.02	0.94	0.84	0.75	0.70	0.64	0.53	0.48	0.44	0.40
Shareholders' Equity	15.26	13.24	11.09	10.04	7.62	6.13	4.55	4.27	3.43	3.80

Other Statistics:										
Sales Growth	(3.7)%	2.4 %	7.8 %	20.5 %	0.2 %	(0.4)%	12.1 %	10.9 %	3.3 %	5.4 %
Return on Average Shareholders' Equity	20.2 %	24.8 %	25.8 %	29.4 %	28.6 %	38.7 %	46.2 %	38.9 %	6.7 %	56.1 %
Return on Average Capital	20.2 %	24.4 %	24.3 %	26.7 %	25.2 %	31.2 %	34.7 %	27.6 %	4.3 %	30.9 %
Long-term Debt/Capital	0.0 %	0.0 %	3.9 %	8.1 %	10.5 %	13.8 %	26.2 %	23.8 %	34.8 %	38.2 %
Current Ratio	3.7	3.5	3.0	2.7	3.2	2.8	2.4	2.6	2.8	2.6

(1) Operating results in 2020 included impairment charges related to the sale of the Company's U.K.- based valves business that reduced operating earnings by $35 million and net earnings by $34 million ($0.20 per diluted share).

(2) Operating results in 2016 included intangible asset impairment charges that reduced operating earnings by $192 million and net earnings by $161 million ($0.95 per diluted share).

(3) Net earnings in 2015 included $141 million ($0.80 per diluted share) of after-tax dividends and gain on sale of the Liquid Finishing business assets held separate from the Company's other businesses.

(4) Adjusted amounts in 2024 exclude impacts of business reorganization charges and excess tax benefits from option exercises.
   Adjusted amounts in 2023 exclude impacts of pension settlements, contingent considerations, impairment, excess tax benefits from option exercises, and non-recurring income tax adjustments.
   Adjusted amounts in 2022 exclude impacts of excess tax benefits from option exercises.
   Adjusted amounts in 2020, 2019 and 2018 exclude impacts of non-recurring income tax adjustments and excess tax benefits from option exercises.
   Adjusted amounts in 2021 and 2017 exclude impacts of non-recurring income tax adjustments, excess tax benefits from option exercises and pension restructuring.
   Adjusted amounts exclude the effects of impairment charges in 2016 and net investment income from the Liquid Finishing businesses sold in 2015. See (2) and (3) above.

(5) Per share data reflects three-for-one stock split distributed on December 27, 2017.

BOARD OF DIRECTORS

J. Kevin Gilligan
Chairman of the Board,
Graco Inc.
Retired Chairman and
Chief Executive Officer,
Capella Education Company

Heather L. Anfang
President of Dairy Foods,
Executive Vice President,
Land O'Lakes, Inc.

Archie C. Black
Retired Chief Executive Officer,
SPS Commerce, Inc.

Brett C. Carter
Former Executive Vice President
and Group President, Utilities
and Chief Customer Officer,
Xcel Energy Inc.

Eric P. Etchart
Retired Senior Vice President,
The Manitowoc Company, Inc.

Jody H. Feragen
Retired Executive Vice President
and Chief Financial Officer,
Hormel Foods Corporation

Martha A. Morfitt
President and
Chief Executive Officer,
River Rock Partners, Inc.

Mark W. Sheahan
President and
Chief Executive Officer,
Graco Inc.

Kevin J. Wheeler
Chairman, President and
Chief Executive Officer,
A. O. Smith Corporation

EXECUTIVE OFFICERS

Mark W. Sheahan
President and
Chief Executive Officer

Ronita Banerjee
Executive Vice President and
Chief Human Resources Officer

Laura L. Evanson
Executive Vice President
and Chief Marketing Officer

Inge Grasdal
Executive Vice President,
Corporate Development

Joseph J. Humke
Executive Vice President,
General Counsel and
Corporate Secretary

Dale D. Johnson
Chief Commercial
Development Officer

Christopher D. Knutson
Vice President, Controller and
Chief Accounting Officer

David M. Lowe
Chief Financial Officer and Treasurer

Claudio Merengo
President,
Global Powder Division

Peter J. O'Shea
President,
Global Industrial Division

Kathryn L. Schoenrock
Executive Vice President and
Chief Information Officer

David J. Thompson
President,
Global Contractor Division

Timothy R. White
President,
Expansion Markets Division

Angela F. Wordell
Executive Vice President and Chief
Operations and Supply Chain Officer

ANNUAL MEETING

This year's Annual Meeting of Shareholders will be a virtual meeting. The meeting will commence at 1:00 p.m. Central Time on April 25, 2025. Shareholders can vote their shares electronically and submit questions for management during the meeting by visiting virtualshareholdermeeting.com/GGG2025. Please use the 16-digit control number printed on your Notice Regarding the Availability of Proxy materials to join the annual meeting.

CORPORATE INQUIRIES

Investors may obtain the Graco Inc. 2024 Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other reports and amendments to the reports at graco.com. Requests for financial publications can also be addressed to:

Graco Inc.
Attention: Investor Relations
P.O. Box 1441
Minneapolis, Minnesota 55440-1441
USA
Or call: 612-623-6770

Graco is an equal opportunity employer.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒   Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended **December 27, 2024**, or

☐   Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the transition period from _____ to _____ .

Commission File No. 001-09249

Graco Inc.

(Exact name of Registrant as specified in its charter)

Minnesota	41-0285640
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

88 - 11th Avenue N.E.	
Minneapolis, Minnesota	55413
(Address of principal executive offices)	(Zip Code)

(612) 623-6000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	GGG	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data file required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). ☐ Yes   ☒ No

The aggregate market value of 168,905,671 shares of common stock held by non-affiliates of the registrant was $13,390,841,427 as of June 28, 2024.

169,493,970 shares of common stock were outstanding as of January 24, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held on April 25, 2025, are incorporated by reference into Part III of this 2024 Annual Report on Form 10-K (this "Form 10-K"), as specifically set forth in said Part III of this Form 10-K.

TABLE OF CONTENTS

ACCESS TO REPORTS

Investors may obtain access free of charge to the Graco Inc. Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, other reports and amendments to the reports by visiting the Graco website at www.graco.com. These reports will be available as soon as reasonably practicable following electronic filing with, or furnishing to, the Securities and Exchange Commission.

PART I

Item 1. Business

Graco Inc., together with its subsidiaries ("Graco," "us," "we," or "our Company"), is a multi-national manufacturing company. We supply technology and expertise for the management of fluids and coatings in industrial and commercial applications. We design, manufacture and market systems and equipment used to move, measure, mix, control, dispense and spray fluid and powder materials. Our equipment is used in manufacturing, processing, construction and maintenance industries. Graco is a Minnesota corporation and was incorporated in 1926.

We specialize in providing equipment solutions for difficult-to-handle materials with high viscosities, abrasive or corrosive properties, and multiple component materials that require precise ratio control. We aim to serve niche markets, providing high customer value through product differentiation. Our products enable customers to reduce their use of labor, material and energy, improve quality and environmental performance.

We make significant investments in developing innovative, high-quality products. We strive to grow into new geographic markets by strategically adding commercial and technical resources and third-party distribution in growing and emerging markets. We have grown our third-party distribution to have specialized experience in particular end-user applications. We leverage our product technologies for new applications and industries.

We also make targeted acquisitions to broaden our product offerings, enhance our capabilities in the end-user markets we serve, expand our manufacturing and distribution base and potentially strengthen our geographic presence. These acquisitions may be integrated into existing Graco operations or may be managed as stand-alone operations. In 2024, we completed acquisitions in the Contractor and Process segments. These acquisitions provide new product offerings, such as high-performance volumetric and gravimetric dispense, mixing, and shaking equipment, as well as additional channel partners and manufacturing capabilities. Note L (Acquisitions) to the Consolidated Financial Statements of this Form 10-K has additional information on recent acquisitions.

We have particularly strong manufacturing, engineering and customer service capabilities that enhance our ability to provide premium customer experience, produce high-quality and reliable products and drive ongoing cost savings.

Our investment in new products, targeted acquisitions and strong manufacturing, engineering and customer service capabilities comprise our long-term growth strategies, which we coordinate and drive across our geographic regions. Values central to our identity - growth, product innovation, premium customer service, quality and continuous improvement - are leveraged to integrate and expand the capabilities of acquired businesses.

In 2024, we classified our business into three reportable segments, each with a worldwide focus: Contractor, Industrial and Process.

Each segment sells its products in North, Central and South America (the "Americas"), Europe, Middle East and Africa ("EMEA"), and Asia Pacific. For 2024, sales in the Americas represented approximately 63 percent of our Company's total sales. Sales in EMEA represented approximately 21 percent and sales in Asia Pacific represented approximately 16 percent. We provide marketing and product design in each of these geographic regions. Our Company also provides application assistance to distributors and employs sales personnel in each of these geographic regions.

Financial information concerning our segments and geographic markets is set forth in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations and Note B (Segment Information) to the Consolidated Financial Statements of this Form 10-K.

For information about our Company and our products, services and solutions, visit our website at www.graco.com. The information on the website is not part of this report nor any other report filed or furnished to the Securities and Exchange Commission ("SEC").

Manufacturing and Distribution

We manufacture a majority of our products in the United States ("U.S."). We also manufacture products in Switzerland (Industrial segment), Italy (Industrial and Contractor segments), the People's Republic of China ("P.R.C.", or "China") (all segments), India (Contractor segment), Belgium (all segments) and Romania (Industrial segment). Our manufacturing is aligned with our business segments and is co-located with product development to accelerate technology improvements and improve our cost structure. We perform critical machining, assembly and testing in-house for most of our products to control quality, improve response time and maximize cost-effectiveness. We make our products in focused factories and product cells. We source raw materials and components from suppliers around the world.

For all segments, we primarily sell our equipment through third-party distributors worldwide, positioned throughout our geographic regions, and through selected retailers. Our products are sold from our warehouse to our third-party distributors or retailers who sell our products to end users. Certain of our businesses sell their products directly to end-user customers and have direct relationships with customers.

Outside of the U.S., our subsidiaries located in Australia, Belgium, Spain, Japan, Italy, Korea, India, the P.R.C., the United Kingdom and Brazil distribute our Company's products. Operations in Maasmechelen, Belgium, Gossau, Switzerland, Modena, Italy, Gujarat, India and Shanghai, P.R.C. reinforce our commitment to those regions.

Our manufacturing capacity is sufficient for current business demand levels. In 2024, we completed significant expansion projects, including a worldwide distribution center in Dayton, Minnesota, a manufacturing and distribution facility for our Powder division in Gossau, Switzerland and the expansion of our Anoka, Minnesota facility. In 2023, we completed an expansion of our Sioux Falls, South Dakota manufacturing facility and the construction of a new manufacturing facility in Sibiu, Romania. The completion of these projects represents the culmination of a period of significant investment in expansion and modernization of our key manufacturing and distribution facilities. Production requirements in the immediate future are expected to be met through existing facilities, the installation of new automatic and semi-automatic machine tools, efficiency and productivity improvements, the use of leased space and available subcontract services. For more details on our facilities, see Item 2, Properties.

Product Development

Our primary product development efforts are carried out in facilities located in Minneapolis, Anoka, Dayton and Rogers, Minnesota; North Canton, Ohio; Gossau, Switzerland; Modena, Italy; Barcelona, Spain; Suzhou, Shanghai, P.R.C.; Dexter, Michigan; Erie, Pennsylvania; and Kamas, Utah. The product development and engineering groups focus on new product design, product improvements, and new applications for existing products and technologies for their specific customer base. We continue to enhance our product capabilities with particular emphasis on automation and configurability, easier integration with end-user customer manufacturing and business systems, and increased focus on data and analytics. Our product development efforts focus on bringing new and supplemental return on investment value to end users of our products and enhance their ability to manage products and efficiency and support their sustainability initiatives.

Our Company consistently makes significant investments in new products. Total product development expenditures for all segments were $87 million in 2024, $83 million in 2023 and $80 million in 2022. The amounts invested in product development averaged approximately 4 percent of sales over the last three years. Our product development activities are focused both on upgrades to our current product lines to provide features and benefits that will provide a return on investment to our end-user customers and the development of products that will reach into new industries and applications to incrementally grow our sales. Sales of products that refresh and upgrade our product lines are measured and compared with planned results. Sales of products that provide entry into new industries and applications are also measured, with an additional focus on commercial resources and activities to build specialized third-party distribution and market acceptance by end users.

Our Company measures the results of acquired businesses as compared to historical results and projections made at the time of acquisition. We will invest in engineering, manufacturing and commercial resources for these businesses based on expected return on investment.

Business Segments

Contractor Segment

The Contractor segment represented approximately 47 percent of our total sales in 2024. Through this segment, we offer sprayers that apply paint to walls and other structures, with product models for users ranging from do-it-yourself homeowners to professional contractors. Contractor equipment also includes sprayers that apply texture to walls and ceilings, highly viscous coatings to roofs, and markings on roads, parking lots, athletic fields and floors as well as high-performance volumetric and gravimetric dispense, mixing, and shaking equipment.

This segment also manufactures two-component proportioning systems that are used to spray polyurethane foam ("spray foam") and polyurea coatings. Spray foam is commonly used for insulating building walls, roofs, water heaters, refrigerators, hot tubs and other items. Polyurea coatings are applied on storage tanks, pipes, roofs, truck beds, concrete and other items. We offer a complete line of pumps and proportioning equipment that sprays specialty coatings on a variety of surfaces for protection and fireproofing.

End users of this segment are primarily professional painters in the construction and maintenance industries, specialty contractors, tradesmen and do-it-yourselfers. Contractor products are marketed and sold in all major geographic areas. We continue to add distributors throughout the world that specialize in the sale of Contractor products. Globally, we are pursuing a broad strategy of converting contractors accustomed to manually applying paint and other coatings to spray technology.

Our Contractor products are distributed primarily though distributor outlets whose main products are paint and other coatings. Certain sprayers and accessories are distributed globally through the home center channel. Contractor products are also sold through general equipment distributors outside of North America.

Industrial Segment

The Industrial segment represented approximately 29 percent of our total sales in 2024. It includes the Industrial and Powder divisions. The Industrial segment markets equipment and solutions for moving and applying paints, powder coatings, sealants, adhesives and other fluids. Markets served include automotive and vehicle assembly and components production, including Electro or e-mobility, wood and metal products, rail, marine, aerospace, farm, construction, bus, recreational vehicles and various other industries. End users often invest in our equipment to gain process efficiencies, improve quality or save on material or energy costs. A majority of this segment's business is outside of North America.

Most Industrial segment equipment is sold worldwide through specialized third-party distributors, integrators, design centers, original equipment manufacturers and material suppliers. Some products are sold directly to end users and may include design and installation to specific customer requirements. We work with material suppliers to develop or adapt our equipment for use with specialized or hard-to-handle materials. Distributors promote and sell the equipment, hold inventory, provide product application expertise and offer on-site service, technical support and integration capabilities. Integrators implement large individual installations in manufacturing plants where products and services from a number of different manufacturers are aggregated into a single system. Design centers engineer systems for their customers using our products. Original equipment manufacturers incorporate our Industrial segment products into systems and assemblies that they then supply to their customers.

Industrial

The Industrial division makes liquid finishing and advanced fluid dispense equipment primarily for use in industrial applications.

This division's products include liquid finishing equipment that applies liquids on metals, wood and plastics, with emphasis on solutions that provide easy integration to paint monitoring and control systems. Products include paint circulating and paint supply pumps, paint circulating advanced control systems, plural component coating proportioners, various accessories to filter, transport, agitate and regulate fluid, and spare parts such as spray tips, seals and filter screens. The Industrial division also offers a variety of applicators that use different methods of atomizing and spraying liquid materials, paint or other coatings depending on the viscosity of the fluid, the type of finish desired and the need to maximize transfer efficiency, minimize overspray and minimize the release of volatile organic compounds into the air. Manufacturers in the automotive, automotive feeder, commercial and recreational vehicle, military and utility vehicle, aerospace, farm, construction, wood and general metals industries use our liquid finishing products.

The Industrial division also manufactures equipment for industrial customers that pumps, meters, mixes and dispenses sealant, adhesive and composite materials. Advanced fluid dispense equipment includes gel-coat equipment, chop and wet-out systems, resin transfer molding systems and applicators and precision dispensing solutions. This precision dispense equipment bonds, molds, seals, vacuum encapsulates and laminates parts and devices in a wide variety of industrial applications.

Powder

The Powder division makes powder finishing products and complete powder finishing systems that coat powder on metals. These products are sold under the Gema® and SAT™ brands. Gema powder systems coat window frames, metallic furniture, automotive components and sheet metal. Primary end users of our powder finishing products include manufacturers in the construction, home appliance, automotive component and custom project coater industries. We strive to provide innovative solutions in powder coating for end users in emerging and developed markets.

Process Segment

The Process segment represented approximately 24 percent of our total sales in 2024. It includes the Process and Lubrication divisions. The Process segment markets pumps, valves, meters and accessories to move and dispense chemicals, oil and natural gas, water, wastewater, petroleum, food, lubricants and other fluids. Markets served include food and beverage, dairy, oil and natural gas, pharmaceutical, cosmetics, semiconductor, electronics, wastewater, mining, fast oil change facilities, service garages, fleet service centers, automobile dealerships and industrial lubrication applications.

Most Process segment equipment is sold worldwide through third-party distributors and original equipment manufacturers. Some products are sold directly to end users, particularly in the oil and natural gas and semiconductor industries.

Process

The Process division makes pumps of various technologies that move chemicals, water, wastewater, petroleum, food and other fluids. Manufacturers and processors in the food and beverage, dairy, pharmaceutical, cosmetic, oil and natural gas, semiconductor, electronics, wastewater, mining and ceramics industries use these pumps. This division makes environmental monitoring and remediation equipment that is used to conduct ground water sampling and ground water remediation, and for landfill liquid and gas management.

Lubrication

The Lubrication division primarily designs and sells equipment for use in equipment maintenance and vehicle servicing. We supply pumps, hose reels, meters, valves and accessories for use by fast oil change facilities, service garages, fleet service centers, automobile dealerships, auto parts stores, truck builders and heavy equipment service centers.

This division also offers systems, components and accessories for the automatic lubrication of bearings, gears and generators in industrial and commercial equipment, compressors, turbines and on- and off-road vehicles. Automatic lubrication systems reduce maintenance costs, downtime and extend equipment life. These systems are utilized across a variety of industries including construction, mining, industrial manufacturing, transportation, wind energy and oil and natural gas.

The Lubrication division also manufactures high pressure and ultra-high pressure valves used in the oil and natural gas industry, hydrogen refueling infrastructure, other industrial processes and research facilities. The division also has a line of chemical injection pumping solutions for precise injection of chemicals into producing oil wells and pipelines.

2025 Change in Organizational Structure

As previously announced, effective January 1, 2025, the Company has classified its business into three reportable segments: Contractor, Industrial and Expansion Markets.

- The Industrial segment consists of the newly formed Industrial Division and the Powder Division. The Company's former Industrial and Lubrication Equipment Divisions, along with the Process Transfer Equipment business that was part of the Company's former Process Division, were combined to form the new global Industrial Division. The Powder Division remains unchanged.
- The Expansion Markets segment consists of the Expansion Markets Division and will focus on driving inorganic growth in new and adjacent markets. The Company's environmental, semiconductor, high-pressure valves and electric motors businesses, together with select future ventures and acquisitions, reside within this division.
- The Contractor segment remains unchanged as a reporting segment relative to prior periods.

Segment operating results will be reported under the new organizational structure for the first quarter of 2025. Segment information recast to conform to the new organizational structure is available as unaudited supplemental financial information on the Company's website at www.graco.com.

Raw Materials

The primary materials and components in our products are steel of various alloys, sizes and hardness; specialty stainless steel and aluminum bar stock, tubing and castings; tungsten carbide; electric and gas motors; injection molded plastics; sheet metal; forgings; powdered metal; hoses; electronic components and high-performance plastics, such as polytetrafluoroethylene ("PTFE"). The materials and components that we use are generally available through multiple sources of supply. To manage cost, we source significant amounts of materials and components from outside the U.S., primarily in the Asia Pacific region.

In 2024, the Company's global supply chain continued to stabilize, including improved lead times and lower inflationary effects. Our efforts to identify alternative suppliers to source raw materials and components for our products as a result of the COVID-19 pandemic and other geopolitical tensions have improved our ability to mitigate isolated supply chain disruptions.

We endeavor to address fluctuations in the price and availability of various materials and components through close management of current suppliers, price negotiations and an intensive search for new suppliers. We have performed risk assessments of our key suppliers, and we factor the risks identified into our commodity plans.

Intellectual Property

We own a number of patents across our segments and have patent applications pending in the U.S. and other countries. We also license our patents to others and are a licensee of patents owned by others. In our opinion, our business is not materially dependent upon any one or more of these patents or licenses. Our Company also owns a number of trademarks in the U.S. and foreign countries, including registered trademarks for "GRACO," "Gema," "Corob," several forms of a capital "G," and various product trademarks that are material to our business, inasmuch as they identify Graco and our products to our customers.

Competition

We encounter a wide variety of competitors that vary by product, industry and geographic area. Each of our segments generally has multiple competitors. Our competitors are both U.S. and foreign companies and range in size. We believe that our ability to compete depends upon product quality, product reliability, innovation, design, customer support and service, specialized engineering and competitive pricing. Although no competitor duplicates all of our products, some competitors are larger than our Company, both in terms of sales of directly competing products and in terms of total sales and financial resources. We also face competitors with different cost structures and expectations of profitability, and these companies may offer competitive products at lower prices. We refresh our product lines and continue the development of our distribution channel to stay competitive. We also face competitors who illegally sell counterfeits of our products or otherwise infringe on our intellectual property rights. As this type of unfair competition grows or evolves, we may have to increase our intellectual property and unfair competition enforcement activities.

Environmental Protection

Our compliance with federal, state and local laws and regulations did not have a material effect upon our capital expenditures, earnings or competitive position during the fiscal year ended December 27, 2024.

Human Capital Resources

As of December 27, 2024, we employed approximately 4,300 persons. Of this total, approximately 1,900 were employees based outside of the U.S., and 1,200 were hourly factory workers in the U.S. None of our U.S. employees are covered by a collective bargaining agreement. Various national industry-wide labor agreements apply to certain employees in various countries outside of the U.S. Compliance with such agreements has no material effect on our Company or our operations.

The location of the majority of our manufacturing operations within the U.S. allows us to flex employee resources as needed to respond to changes in demand of our business. Our manufacturing, product development, warehouse and administrative employees are generally located in the same or adjacent facilities, which we believe contributes to our culture of strong manufacturing, engineering and customer service capabilities.

Health, Wellness & Safety

The personal health, wellness and safety of each of our employees is of primary importance. The prevention of occupationally induced injuries and illnesses is given precedence over operating productivity. Our Health, Wellness and Safety program is designed to increase engagement, reduce absenteeism due to illness or injury, provide healthier lifestyle choices, and reduce health risk factors for our employees.

Total Rewards

Our reward programs connect all employees to the performance and success of the Company. As an employer of choice, we offer pay, benefits and a work environment that attracts and retains high-performing talent. We believe that an effective compensation program must be market competitive as well as fair and equitable. Our compensation program is designed to attract and retain top talent, drive and reward performance and enhance our reputation. Our total rewards program is comprised of various elements, including base pay, variable pay, equity-based compensation for all employees, and health, welfare and retirement benefits.

Talent

To achieve our strategic objectives, it is imperative that we attract, develop and retain qualified personnel. We seek to develop talent from within our organization and supplement our workforce with external hires as necessary. This approach has helped create among our employees an in-depth understanding of our business, products, competition and customers, while also adding new employee ideas and perspectives in support of our continuous improvement initiatives.
As of December 27, 2024, our executive officers responsible for setting overall strategy averaged nearly 23 years of tenure. Tenure of all employees averaged nearly 10 years, reflective of our positive workplace culture. Our recruiting team uses internal and external resources to recruit highly skilled and talented workers, and we encourage and reward employee referrals for open positions.

We are committed to maintaining a culture of trust that recognizes the dignity and uniqueness of the individual. We provide equal opportunities for professional growth and advancement based on performance, qualifications, demonstrated skill and achievements. All employees are encouraged, under a continuous improvement program with financial incentives, to submit ideas to improve profitability, quality, safety and environmental practices. New employee orientation and regular ethics training are required for all employees. We complete a biennial survey of our employees to assess our culture, benchmark us against industry leaders, and to make improvements as necessary.

Community

We have a long history of giving back to the communities where we live and work through the volunteer efforts of our employees and the giving efforts of the Graco Foundation. The Graco Foundation's goal is to help organizations grow their ability to serve community needs through grants focused on capital projects, specific programs and technology needs. The Graco Foundation places emphasis on educational programs, especially STEM (science, technology, engineering and math) programs; human service programs promoting workforce development; and youth development programs. The Graco Foundation also supports several employee-based programs, including dollar-for-dollar gift matching, grants to support volunteerism, scholarships for children of employees, tutoring with a local middle school and an annual Paint-A-Thon that helps low-income seniors and people with permanent disabilities continue to live independently in their own homes.

Item 1A. Risk Factors

As a global manufacturer of systems and equipment designed to move, measure, control, dispense and spray fluid and powder materials, our business is subject to various risks and uncertainties. Below are risk factors that could materially and adversely affect our business, financial condition and results of operations.

<u>**Economic, Financial and Political Risks**</u>

Economic Environment - Demand for our products depends on the level of commercial and industrial activity worldwide.

The demand for our products depends, in part, on the general economic conditions of the industries, geographies or economies in which our customers operate. An economic downturn, recession, depression, sustained inflationary pressures or financial market turmoil may depress demand for our equipment in all or some major geographies and markets. Economic uncertainty and volatility in various geographies and industries in which we conduct business may adversely affect our net sales and earnings. If our distributors and original equipment manufacturers are unable to, or have a diminished ability to, purchase our products because of unavailable credit or unfavorable credit terms, depressed end-user demand, or are simply unwilling to purchase our products, our net sales and earnings will be adversely affected. An economic downturn may have an adverse effect on our results of operations and financial condition and affect our ability to satisfy the financial covenants in the terms of our financing arrangements. We cannot predict the timing, severity or duration of any such downturn, or the timing of any recovery.

Currency - Changes in currency translation rates could adversely impact our revenue, earnings and the valuation of assets denominated in foreign currencies.

A significant number of routine transactions to which we are a party are conducted in foreign currencies. Changes and volatility in exchange rates have impacted, and in the future may impact, our sales, cost of materials and earnings and the valuation of assets denominated in foreign currencies. A majority of our manufacturing and cost structure is based in the U.S. In addition, the decreased value of local currency may make it difficult for some of our distributors and end users to purchase our products. A significant fluctuation in exchange rates may negatively impact our financial condition and results of operations.

Political Instability – Uncertainty surrounding political leadership, as well as geopolitical unrest, could cause economic conditions in the U.S. or abroad to deteriorate, which could limit our growth opportunities and otherwise harm our business.

Domestic political instability, including government shut downs, may limit our ability to grow our business. International political instability (including tensions between the U.S. and the countries in which we conduct business, rumors or threats of war, terrorism and other hostilities, and geopolitical activity or trade disruptions, such as those caused by the Russia-Ukraine and Israel-Hamas conflicts, or any conflict or threatened conflict between China and Taiwan) may cause economic conditions in the U.S. or abroad to deteriorate. The occurrence of any of these events could result in a prolonged economic slowdown, prevent us or our customers from expanding into certain geographies or limit our ability to grow our business. Civil disturbances may also harm our business.

Interest Rate Fluctuations and Credit Markets – Declines in interest rates, asset values and investment returns could increase our pension costs and required pension contributions. Increases in interest rates, or the reduced availability of credit due to instability in the financial markets, could limit our ability to pursue growth initiatives and our customers' ability to invest in their businesses, which could adversely impact demand for our products.

The Company sponsors a qualified defined benefit pension plan for certain U.S. employees and retirees of the Company. The pension plan is funded with trust assets invested in a diversified portfolio of equity, fixed income and other investments. Declines in interest rates, the market value of plan assets, and investment returns could significantly increase our future estimated pension liabilities, net periodic pension costs and pension contribution requirements and, as a result, adversely affect our results of operations and financial condition.

While we believe our current cash position is strong and will enable us to fund many of our foreseeable growth initiatives, including acquisitions and capital investments, rising interest rates or reduced access to debt financing could impact our ability to pursue these initiatives. Reduced credit availability or a higher cost of capital may also limit the ability of end users of our products to invest in their businesses, which could depress demand for our equipment in all or some major geographies and markets.

Operational Risks

Global Sourcing - Risks associated with foreign sourcing, supply interruption, delays in raw material or component delivery, supply shortages and counterfeit components may adversely affect our production or profitability.

While we manufacture many of our parts and product components in the U.S., we source certain of our materials and components from suppliers outside the U.S., and from suppliers within the U.S. who engage in foreign sourcing. Long lead times or supply interruptions associated with a global supply base may reduce our flexibility and make it more difficult to respond promptly to fluctuations in demand or respond quickly to product quality problems. The availability and prices for raw materials, parts and components may be curtailed for a variety of reasons. Our suppliers may allocate the supply of certain raw materials, parts or components to other purchasers. Changes in exchange rates between the U.S. dollar and other currencies and fluctuations in the price of raw materials and components have impacted and may continue to impact the manufacturing costs of our products and affect our profitability.

Geopolitical instability (including in Europe and the Middle East), protective tariffs, unpredictable changes in duty rates, and changes in trade policies, agreements, relations and regulations have made and may continue to make certain foreign-sourced parts of limited availability or no longer competitively priced. Long supply chains may be disrupted by environmental events, public health crises, political or other factors. Raw materials may become limited in availability from certain regions. Port labor issues may delay shipments. We source a large volume and a variety of electronic components, which exposes us to an increased risk of counterfeit components entering our supply chain. If counterfeit components unknowingly become part of our products, we may need to stop delivery and rework our products. We may be subject to warranty claims and may need to recall products. While many of our raw materials, parts and components are generally commercially available from a number of sources, some of them are sourced from single suppliers, which has limited, and could continue to limit, their availability when those suppliers are unable or unwilling to meet our production requirements and we are unable to timely source such items from an alternative supplier. In addition, we source some of our materials, parts and components from suppliers located in China. As such, we are exposed to potential disruptions in deliveries from these suppliers due to political tensions, geopolitical risks, government-mandated facility closures due to public health matters or other causes. Shortages, delivery delays and price inflation in a wide variety of raw materials and components (including but not limited to electronic components, castings, engines and motors) and logistical challenges (including but not limited to increased freight costs, shipping container shortages, trucking shortages, ocean, railway and air freight capacity constraints, labor shortages and port delays) have adversely affected production and profitability and may adversely affect production and profitability in the future.

Information Systems - Interruption of or intrusion into information systems may impact our business.

We rely on information systems and networks to conduct and support our business. Some of these systems and networks are managed, hosted and provided by third parties. We use these systems and networks to record, process, summarize, transmit and store electronic information, and to manage or support our business processes and activities. We may experience interruptions, delays and outages in service and availability from time to time, including infrastructure changes, human or software errors, upgrade disruptions and capacity constraints. We also face the risk that the measures we have implemented to secure our information systems and networks and prevent unauthorized access to or loss of sensitive data are not effective and our information systems, networks, and those of our third-party service providers may be exposed to risks, including unauthorized access, operational errors, fraudulent activities, system failures, poor password management, and other potential irregularities. Our employees, customers and others may be the subject of social engineering attacks and induced to disclose confidential, proprietary or other sensitive information, including their network credentials, to cybercriminals, who may then gain access to our and our customers' information, data and information technology systems. Cybersecurity threats are increasing in frequency, sophistication and severity. We have experienced and expect to continue to experience cybersecurity threats and attacks on our systems and networks and those of our third-party service providers. To date, none of the cybersecurity threats and attacks we have experienced have had a material adverse impact on our operations, business or financial condition.

The tactics and capabilities of cybercriminals are growing increasingly sophisticated, and it is virtually impossible for any organization, including us, to completely eliminate the risk of cyberattacks. Security breaches or intrusion into our information systems or networks or the information systems or networks of the third parties with whom we do business pose a risk to the confidentiality, availability and integrity of our data and of our customers, suppliers and employees, and could lead to any one or more of the following: the compromising of confidential information; manipulation, unauthorized use, theft or destruction of data; product defects or malfunctions; production downtimes and operations disruptions; litigation; regulatory action; reputational harm, including loss of confidence by our customers, suppliers and employees in our ability to adequately protect their information; fines; ransoms; and other costs and adverse consequences. As a manufacturer, our operating technology assets and systems are susceptible to disruption through cyberattacks. We anticipate that meaningful investments in our operating technology infrastructure will be necessary as we continue to assess our operating technology posture and respond to the increasingly-pronounced risks posed by third-party cyber actors. The occurrence of a security breach or an intrusion into an information system or a network, or the breakdown, interruption or inadequate upgrading or maintenance of our information processing software, hardware or networks or the internet, may adversely affect our business, reputation, results of operations and financial condition. We do not currently maintain specific cyber insurance coverage. Any insurance coverage we do have may be inadequate to compensate for losses arising from any security breach or cybersecurity incident, and may in the future not be available to us on economically reasonable terms, or at all.

The laws, regulations and customer-imposed controls governing cybersecurity and privacy continue to evolve and are becoming increasingly complex. We will be required to commit significant resources to keep pace with continued changes in information technology processes, legal, regulatory and customer requirements, and the increased frequency and severity of cyberattacks and the sophistication of the methods used by those who perpetrate them. There can be no assurance that our efforts will be successful. In addition, we are subject to new cybersecurity disclosure rules, and we may face increased costs and be required to incur significant costs in the event of an actual or perceived cybersecurity incident and to comply with these rules.

Intellectual Property - Demand for our products may be affected by new entrants who copy our products or infringe on our intellectual property. Competitors may allege that our products infringe the intellectual property of others.

From time to time, we have been faced with instances where competitors have infringed or unfairly used our intellectual property or taken advantage of our design and development efforts. The ability to protect and enforce intellectual property rights varies across jurisdictions. Competitors who attempt to copy our products are prevalent in Asia, and they are increasingly offering their low-cost copies outside of Asia, including in Europe and North America. While we believe these copies oftentimes are of inferior quality to our products and lack much of the technology and many of the features inherent in our products, if we are unable to effectively meet these challenges, they could adversely affect our revenues and profits and hamper our ability to grow. Competitors and others may also initiate litigation to challenge the validity of our intellectual property or allege that we infringe their intellectual property. We may be required to pay substantial damages if it is determined our products infringe their intellectual property. We may also be required to develop an alternative, non-infringing product that could be costly and time-consuming, or acquire a license (if available) on terms that are not favorable to us. Regardless of whether infringement claims against us are successful, defending against such claims could significantly increase our costs, divert management's time and attention away from other business matters, and otherwise adversely affect our results of operations and financial condition.

Generative Artificial Intelligence ("AI") – Use of generative AI technologies in the conduct of our business could result in the unintentional loss of confidential or proprietary information and have other adverse impacts on us.

While we believe the development and adoption of generative AI technologies are in their early stages, the increased use of these technologies in the conduct of our business poses risks which, if they materialize, could adversely impact our business, financial condition, results of operation and reputation. The deployment of generative AI tools creates opportunities for the potential loss or misuse of personal data, the inadvertent dissemination of our confidential or proprietary information, or the unintentional use of third parties' intellectual property. In addition, the content, analyses, recommendations or other output that generative AI tools produce could be deficient, inaccurate or biased or be based on flawed or insufficient datasets.

Foreign Operations - Conducting business internationally exposes our Company to risks that could harm our business.

In 2024, approximately 46 percent of our sales were generated by customers located outside the U.S. Operations and sales outside of the U.S. expose us to certain risks that could adversely impact our sales volume, rate of growth or profitability. These risks include: complying with foreign legal and regulatory requirements; international trade factors (export controls, customs clearance, trade policy, trade sanctions, trade agreements, duties, tariff barriers and other restrictions); trade disruptions arising out of geopolitical activity (such as those caused by the Russia-Ukraine and Israel-Hamas conflicts, or any conflict or threatened conflict between China and Taiwan); protection of our proprietary technology in certain countries; potentially burdensome taxes; potential difficulties staffing and managing local operations; and changes in exchange rates.

Catastrophic Events - Our operations are at risk of damage, destruction or disruption by natural disasters and other unexpected events.

The loss of, or substantial damage to, one of our facilities, our information system infrastructure or the facilities of our suppliers could make it difficult to manufacture products, fulfill customer orders and provide our employees with work. Flooding, tornadoes, hurricanes, unusually heavy precipitation or other severe weather events, earthquakes, tsunamis, fires, explosions, acts of war, terrorism, civil unrest or outbreaks, epidemics or pandemics of infectious diseases could adversely impact our operations.

Personnel - Our success may be affected if we are not able to attract, develop and retain qualified personnel.

Our success depends in large part on our ability to identify, recruit, develop and retain qualified personnel. If we are unable to successfully identify, recruit, develop and retain qualified personnel or adapt to changing worker expectations and working arrangements, it may be difficult for us to meet our strategic objectives and grow our business, which could adversely affect our results of operations and financial condition.

Public health crises, such as an epidemic or pandemic, could have a material and adverse effect on our business, results of operations and financial condition.

A significant public health crisis, and any associated governmental, business and societal responses, could have an adverse effect on our operations, employees, supply chains, distribution channels, and end-user customers. Any such public health crisis could have negative impacts similar to those we experienced during the COVID-19 pandemic, including: employees being infected by, or exposed to, the virus; adverse impacts on the efficiency and productivity of our workforce and our operations; adverse impacts on our ability to manufacture products and provide related services in a timely manner; supply chain disruptions, including increased costs of raw materials and components, and delays, shortages and difficulties in sourcing raw materials and components; volatility in demand for certain of our products; inability to meet end-user customer demand; distribution and logistics challenges, including increased freight costs, reduced freight capacity, and shipping delays; restrictions on our employees' ability to meet customers in person and the cancellation, postponement and reformatting of trade shows, industry events and product demonstrations, which impacted our selling activities and our ability to convert those activities into actual sales; and a significant investment of time, energy and resources by management in mitigating the effects of the pandemic on our employees and our business and complying with existing, new or modified governmental rules, regulations, standards and mandates. We could experience similar or additional, and potentially more significant, adverse effects on our business, results of operations and financial condition as a result of any future pandemic. The extent to which a public health crisis impacts us will depend on numerous factors and future developments that are uncertain and that we are not able to predict, including: the severity of the virus and new variants of the virus; the duration and scope of the pandemic; the efficacy, distribution and adoption rate of vaccines and therapeutic treatments; infection rates in the areas in which we or our suppliers, distributors or end-user customers operate; governmental, business, societal, individual and other actions taken in response to the pandemic; the effect on our suppliers and distributors, and disruptions to the global supply chain; the impact on economic activity; the effect on our end-user customers and their demand and buying patterns for our products and services; the effect of any closures or other changes in operations of our and our suppliers', distributors' and end-user customers' facilities; the health of and the effect on our employees and our ability to meet staffing needs; our ability to sell our products and services and provide product support; restrictions or disruptions to transportation, including reduced availability of ground, sea or air transport; and the effect on our ability to access capital on favorable terms and continue to meet our liquidity needs, all of which are highly uncertain and cannot be predicted. Even after a public health crisis subsides, we may continue to experience adverse effects to our business as a result of ongoing or new economic impacts. A public health crisis, including a pandemic, could also exacerbate or trigger other risks discussed in this report, any of which could have a material and adverse effect on our business, results of operations and financial condition.

Strategic Risks

Growth Strategies and Acquisitions - Our growth strategies may not provide the return on investment desired if we are not successful in implementation of these strategies.

Making acquisitions, investing in new products, expanding geographically and targeting new industries are among our growth strategies. We may not obtain the return on investment desired if we are not successful in implementing these growth strategies. The success of our acquisition strategy depends on our ability to successfully identify and properly value suitable acquisition candidates, negotiate appropriate acquisition terms, obtain financing at a reasonable cost, prevail against competing acquirers, complete the acquisitions and integrate or add the acquired businesses into our existing businesses or corporate structure. There is significant competition for quality acquisition opportunities, and there is no assurance that we will be successful in securing those opportunities, particularly in situations where other interested acquirers with greater resources than ours are involved. Once successfully integrated into our existing businesses or added to our corporate structure, an acquired business may not perform as planned, be accretive to earnings, generate positive cash flows, provide an acceptable return on investment or otherwise be beneficial to us. We may not realize projected efficiencies and cost-savings from the businesses we acquire. We cannot predict how customers, competitors, suppliers, distributors and employees will react to the acquisitions that we make. Acquisitions may result in the assumption of undisclosed or contingent liabilities, the incurrence of increased indebtedness and expenses, and the diversion of management's time and attention away from other business matters, any of which may have an adverse effect on our business, results of operations and financial condition. We make significant investments in developing products that have innovative features and differentiated technology in their industries and in niche markets. We are adding to the geographies in which we do business with third-party distributors. We cannot predict whether and when we will be able to realize the expected financial results and accretive effect of the acquisitions that we close, the new products that we develop and the channel expansions that we make.

Impairment - If acquired businesses do not meet performance expectations, acquired assets could be subject to impairment.

Our total assets reflect goodwill from acquisitions, representing the excess cost over the fair value of the identifiable net assets acquired. We test annually whether goodwill has been impaired, or more frequently if events or changes in circumstances indicate the goodwill may be impaired. If future operating performance at one or more of our operating units were to fall significantly below forecast levels or if market conditions for one or more of our acquired businesses were to decline, we could be required to incur a non-cash charge to operating income for impairment. Any impairment in the value of our goodwill would have an adverse non-cash impact on our results of operations and reduce our net worth.

Competition - Our success depends upon our ability to develop or acquire, and market and sell, new products that meet our customers' evolving needs and desires, and anticipate industry and market changes.

Our profitability will be affected if we do not develop or acquire new products and technologies that meet our customers' evolving needs and desires. Our ability to develop or acquire, and market and sell, products that meet our customers' needs and desires depends upon a number of factors, including anticipating the features and products that our customers will need or want in the future, successfully implementing our acquisition strategies, identifying and entering into new markets, training our distributors, and anticipating market trends. Changes in industries and markets that we serve, including consolidation of competitors, distributors and customers, could affect our success. Changes in the competitive landscape, increases in the market reach of competitors, and improvements in the quality of competitive products could also affect our success. Price competition and competitor strategies could negatively impact our growth and have an adverse impact on our results of operations.

Major Customers - Our Contractor segment depends on a few large customers for a significant portion of its sales. Significant declines in the level of purchases by these customers could reduce our sales and impact segment profitability.

Our Contractor segment, which is our largest reporting segment by sales, derives a significant amount of revenue from a few large channel partners. Substantial decreases in purchases by these customers, difficulty in collecting amounts due or the loss of their business would adversely affect the profitability of this segment. The business of these customers is dependent upon prevailing levels of residential, commercial, industrial and institutional building and remodeling activities. If these activities decline, the business of our customers could be adversely affected and their purchases of our equipment could decrease which could have an adverse impact on our results of operations.

Cyclical Industries - Our success may be affected by variations in the construction, automotive, electronics, aerospace, semiconductor, and agriculture and construction equipment industries.

A substantial portion of our revenues is attributable to sales to customers in cyclical industries. Downturns in these industries could result in a deterioration of our customers' businesses and, in turn, a reduced demand for some of our products. Our business may be affected by fluctuations in residential, commercial, industrial and institutional building and remodeling activities. Changes in construction materials and techniques may also impact our business. Our business may also be affected by fluctuations of activity in the automotive, electronics, aerospace, semiconductor, and agriculture and construction equipment industries.**Legal, Regulatory and**

Compliance Risks

Laws and Regulations - Changes in laws and regulations, and the imposition of new or additional laws and regulations, may impact how we can do business and the cost of doing business around the world.

We are subject to many laws and regulations in the jurisdictions where we operate, and as the nature and geographic scope of our business grows and expands, we may become subject to additional laws and regulations previously inapplicable to our business. Changes to laws and regulations to which we are currently subject, exposure to additional laws and regulations previously inapplicable to our business, and the imposition of new laws and regulations increase our cost of doing business, may affect the manner in which our products will be produced or delivered, may affect the locations and facilities from which we conduct business, and may impact our long-term ability to provide returns to our shareholders.

Climate-Related Laws, Regulations and Accords – Climate-related laws, regulations and accords may adversely impact our operations, the industries in which we operate, and increase our cost of doing business.

Growing concerns over climate change have resulted in, and may continue to result in, new laws, regulations and accords intended to reduce emissions of certain greenhouse gases and to require reporting on such emissions and other climate-related matters. Existing and new laws, regulations and accords relating to emissions of certain greenhouse gases and the reporting of such emissions and other climate-related matters may be difficult and costly to comply with, may adversely impact certain aspects of our operations (including but not limited to the manufacture and distribution of our products), may adversely impact certain industries in which we operate, may result in increased energy, input, compliance and other costs, and may decrease demand for certain of our products.

ESG Expectations and Requirements – Expectations and requirements relating to environmental, social and governance ("ESG") matters may increase our cost of doing business and expose us to reputational harm and potential liability.

Many regulators, investors, employees, vendors, customers, community members and other stakeholders are increasingly focused on ESG matters such as climate change, greenhouse gas emissions, human capital, and diversity, equity and inclusion. As the nature, scope and complexity of ESG reporting, diligence and disclosure requirements expand, we may have to devote more resources, and incur additional costs, to control, assess and report on ESG metrics. We may make public statements about various ESG-related matters and initiatives from time to time, including on our website, in our press releases, in our ESG report, and in other communications. Addressing stakeholder expectations and regulatory requirements relating to ESG matters requires an investment of time, money and other resources, any or all of which may increase our cost of doing business. As investor and other stakeholder expectations relating to ESG matters change and evolve over time, any failure or perceived failure by us to adequately address those expectations may damage our reputation and adversely affect our business and results of operations. In addition, our stakeholders have evolving, varied and sometimes conflicting expectations regarding many aspects of our business, including our operations and ESG-related matters.

Anti-Corruption and Trade Laws - We may incur costs and suffer damages if our employees, agents, distributors or suppliers violate anti-bribery, anti-corruption or trade laws and regulations.

As a global manufacturer, we are subject to a variety of complex and stringent laws and regulations related to bribery, corruption and trade. The continued geographic expansion of our business increases our exposure to, and the cost of complying with, these laws and regulations. Changes in export control or trade sanction laws may restrict our business practices, including cessation of business activities in sanctioned countries or with sanctioned entities, and may result in modifications to our compliance programs and increase compliance costs. If our internal controls and compliance program do not adequately prevent or deter our employees, agents, distributors, suppliers and other third parties with whom we do business from violating anti-bribery, anti-corruption or trade laws and regulations, we may incur defense costs, fines, penalties, reputational damage and business disruptions.

Tax Rates and New Tax Legislation - Changes in tax rates or the adoption of new tax legislation may affect our results of operations, cash flows and financial condition.

The Company is subject to taxes in the U.S. and a number of foreign jurisdictions where it conducts business. The Company's effective tax rate has been and may continue to be affected by changes in the mix of earnings in jurisdictions with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, and changes in tax laws or their interpretation, such as the 15%

global minimum tax under the Organization for Economic Cooperation and Development ("OECD") Pillar Two, Global Anti-Base Erosion Rules. In addition, the U.S. government could adopt changes to international trade agreements, tariffs, taxes and other related regulations. If the Company's effective tax rate were to increase, or if the ultimate determination of the Company's taxes owed is for an amount in excess of amounts previously accrued, the Company's results of operations, cash flows and financial condition could be adversely affected.

Legal Proceedings - Costs associated with claims, litigation, administrative proceedings and regulatory reviews, and potentially adverse outcomes, may affect our profitability.

The nature of our business, including the equipment we develop, manufacture and sell, or have in the past developed, manufactured and sold, exposes us to the risk of product liability, warranty and tort (including toxic tort), commercial and employment-related claims, demands and litigation. As we grow, we are at an increased risk of being a target in matters related to the assertion of claims and demands, litigation, administrative proceedings and regulatory reviews. We may also need to pursue claims or litigation to protect our interests. The cost of pursuing, defending and insuring against such matters is increasing, particularly in the U.S. A claim against us could cause us to incur substantial and unexpected costs and affect customer confidence in our products, which may adversely affect our profitability. Further, due to adverse changes in costs to insure against such matters, we have increased our self-insured retention and deductibles and procured lower coverage limits under certain policies, which may increase our risk exposure for certain types of claims and adversely affect our profitability if we are ultimately held responsible for such claims. In some cases, our insurers may have the right to compel us to settle litigation we are defending and make a payment in connection with the settlement, even where we have a strong conviction in our defenses and believe our exposure is limited. Successful claims against the Company and settlements may adversely affect our results.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Our cybersecurity program seeks to identify, assess and monitor material cybersecurity and other information technology risks and threats that may affect our information systems, networks and operations, including those systems and networks managed by third parties. We regularly assess potential risks and execute a layered cybersecurity strategy based on prevention, detection, mitigation, and remediation. The Company's cybersecurity risks are evaluated at least annually through our enterprise risk management program, which is a company-wide effort to identify, assess, manage, report and monitor material risks that may affect our ability to achieve our business objectives.

To manage our cybersecurity program, we have established a cross-functional cybersecurity oversight committee and cybersecurity team, both led by our Chief Information Officer ("CIO"). Our cybersecurity oversight committee and cybersecurity team, with the support of external cyber-specialist resources, include technical experts in cybersecurity risk management, incident response and security operations with extensive experience in the operations of networks, network security and infrastructure management. In addition, members of our cybersecurity team have cybersecurity experience or certifications, such as the Certified Information Systems Security Professional certification. Our CIO is informed about and monitors prevention, detection, mitigation, and remediation efforts through regular communication and reporting from professionals on the cybersecurity management team and through the use of technological tools and software.

Policies, procedures and controls under our cybersecurity program are designed in consideration of published frameworks, including the Center for Information Security ("CIS") Critical Security Controls, and routinely evaluated for ongoing adherence to those frameworks. Our cybersecurity program includes a process for incident response and continuous improvement. We periodically enlist outside advisors to evaluate the maturity of our cybersecurity program, review processes and policies, conduct penetration and vulnerability tests and simulation exercises, and to monitor and help identify potential cybersecurity incidents. We provide annual cybersecurity awareness training to our employees and contractors to help identify potential cybersecurity threats and attacks, perform targeted phishing campaigns, use multifactor authentication for secure access to our systems and networks and tabletop exercises to simulate and prepare for potential incidents. When considering to engage with third-party service providers, we assess the risks from cybersecurity threats posed by such engagement and continue to evaluate those risks throughout the duration of the relationship.

The Audit Committee of the Board of Directors oversees the Company's cybersecurity risks and strategy. Management provides regular updates to the Audit Committee on cybersecurity risks facing the Company, the systems management has in place to mitigate and manage those risks, the status of key cybersecurity initiatives through a review of the Company's cybersecurity strategic roadmap and whether any material cybersecurity incidents have occurred. The Audit Committee performs an annual review of the Company's cybersecurity program, which includes an update of the cybersecurity threat landscape, discussion of management's actions to identify and detect threats, and a review of assessments, penetration tests and other audits performed by internal and external parties. In addition, management periodically arranges for outside experts to present to the Audit Committee on cyber governance frameworks, regulatory developments, industry practices and risk management.

None of the cybersecurity risks, including as a result of any prior incidents we have experienced, have had a material adverse impact on our operations, business or financial condition.

Item 2. Properties

Our facilities are in satisfactory condition, suitable for their respective uses, and are generally adequate to meet current needs. A description of our principal facilities as of February 18, 2025, under our operating segment structure for the year ended December 27, 2024, is set forth in the chart below.

Facility	Owned or Leased	Square Footage	Facility Activities	Operating Segment
North America				
Rogers, Minnesota, United States	Owned	782,000	Manufacturing, warehouse, office and product development	Contractor
Dayton, Minnesota, United States	Owned	538,000	Manufacturing, warehouse, office and product development	Contractor and Process
Dayton, Minnesota, United States	Owned	520,000	Distribution center and office	All segments
Anoka, Minnesota, United States	Owned	384,000	Manufacturing, warehouse, office and product development	Process
Minneapolis, Minnesota, United States	Owned	390,000	Manufacturing and office	Industrial
Sioux Falls, South Dakota, United States	Owned	203,000	Manufacturing, warehouse and office	Industrial and Contractor
Minneapolis, Minnesota, United States	Owned	141,000	Worldwide headquarters; office and product development	Corporate and Industrial
North Canton, Ohio, United States	Owned	131,000	Manufacturing, warehouse, office and application laboratory	Industrial
Erie, Pennsylvania, United States	Owned	89,000	Manufacturing, warehouse, office and product development	Process
Minneapolis, Minnesota, United States	Owned	87,000	Assembly	Industrial
Kamas, Utah, United States	Owned	70,000	Manufacturing, warehouse, office, product development and test laboratory	Process
Dexter, Michigan, United States	Owned	65,000	Manufacturing, warehouse, office and product development	Process
Indianapolis, Indiana, United States	Owned	64,000	Warehouse, office, product development and application laboratory	Industrial
Charlotte, North Carolina, United States	Leased	50,000	Office and warehouse	Contractor
Minneapolis, Minnesota, United States	Owned	42,000	Corporate administrative office	All segments
Europe				
Modena, Italy	Owned	519,000	Manufacturing, warehouse, office and product development	Contractor
Gossau, Switzerland	Owned	231,000	Manufacturing, warehouse, office, product development and application laboratory	Industrial
Maasmechelen, Belgium	Owned	210,000	Office, warehouse and assembly	All segments
Verona, Italy	Owned	164,000	Manufacturing and warehouse	Industrial
Sibiu, Romania	Owned	148,000	Manufacturing	Industrial
Maasmechelen, Belgium	Leased	64,000	Warehouse	All segments
Rödermark, Germany	Owned	41,000	Office and warehouse	Industrial
Verona, Italy	Owned	31,000	Office and warehouse	Industrial
Asia Pacific				
Gujarat, India	Leased	178,000	Office and warehouse	Contractor

Shanghai, P.R.C.	Leased	80,000	Office		All segments
Suzhou, P.R.C.	Owned	80,000	Manufacturing, warehouse, office and product development		All segments
Daman, India	Owned	54,000	Manufacturing		Contractor
Bundoora, Australia	Leased	38,000	Office		All segments
Gyeonggi-do, South Korea	Leased	33,000	Office and warehouse		All segments

Item 3. Legal Proceedings

Our Company is engaged in routine litigation, administrative proceedings and regulatory reviews incident to our business. It is not possible to predict with certainty the outcome of these unresolved matters, but management believes that they will not have a material effect upon our operations or consolidated financial position.

Item 4. Mine Safety Disclosures

Not applicable.

Information About Our Executive Officers

The following are all the executive officers of Graco Inc. as of February 18, 2025:

Mark W. Sheahan, 60, became President and Chief Executive Officer in June 2021. From June 2018 to June 2021, he served as Chief Financial Officer and Treasurer. He was Vice President and General Manager, Applied Fluid Technologies Division from 2008 to 2018. He served as Chief Administrative Officer from 2005 to 2008, and was Vice President and Treasurer from 1998 to 2005. Prior to becoming Treasurer in December 1996, he was Manager, Treasury Services. Mr. Sheahan also serves as a director of Tennant Company and on the board of managers of Fernweh Group, LLC.

Ronita Banerjee, 47, became Executive Vice President and Chief Human Resources Officer in May 2023. Before joining Graco, she was Global Human Resources Vice President and Chief Human Resources Officer at Westinghouse Electric Company LLC, a provider of nuclear products and services, from May 2019 to April 2023. Prior to joining Westinghouse from 2017 to May 2019, she served as Global Human Resources Vice President, Building Solutions, and Global Human Resources Director, at Honeywell Inc., prior to which she served as Global Human Resources Director from 2015 to 2017. She was in several human resources management roles at General Mills Inc. from May 2007 to March 2015. Before that, she worked at Dell Technologies Inc. within their compensation and staffing practice from 2003 to 2005, and began her career at Gati Ltd. She joined the Company in 2023.

Laura L. Evanson, 44, became Executive Vice President and Chief Marketing Officer in January 2024. From January 2023 to December 2024, she served as Executive Vice President, Marketing. From September 2021 to December 2022, she served as Vice President of Marketing for the Lubrication Equipment Division and Vice President of Marketing for South and Central America. From 2017 to September 2021, she served as the Director of Marketing for the Lubrication Equipment Division. From 2015 to 2017 she served as a Senior Global Marketing Manager for the Lubrication Equipment Division. From 2010 to 2015, she was a Senior Global Product Marketing Manager for the Lubrication Equipment Division. Prior to that, she worked in various Product Marketing and Channel Marketing roles for the Lubrication Equipment Division and Industrial Products Division. She joined the Company in 2008.

Inge Grasdal, 54, became Executive Vice President, Corporate Development in January 2022. Before joining Graco, he was Vice President Corporate Development at Ecolab, a global provider of water, hygiene and infection prevention solutions and services, from 2018 to January 2022. Prior to joining Ecolab, he was Senior Director Corporate Development at 3M Company from 2012 to 2018. From 2007 to 2012, he was Vice President Investment Banking at Piper Jaffray & Co. Prior to joining Piper Jaffray, he held various roles in finance, consulting and engineering, including most recently as Director of Finance – Analytics at United Health Group from 2003 to 2007. He joined the Company in January 2022.

Joseph J. Humke, 54, became Executive Vice President, General Counsel and Corporate Secretary in July 2021. Before joining Graco, from 2001 to June 2021, he was an equity partner in the Mergers & Acquisitions and Private Equity practice groups at Ballard Spahr LLP and Lindquist & Vennum LLP (which combined in January 2018) and an associate from 2001 to 2003. Mr. Humke also serves as a director of SkyWater Technology, Inc. He joined the Company in July 2021.

Dale D. Johnson, 70, became Chief Commercial Development Officer in January 2024. He was previously President, Worldwide Contractor Equipment Division, from 2017 to December 2023. From 2001 to 2017, he served as Vice President and General Manager, Contractor Equipment Division. From 2000 to 2001, he served as President and Chief Operating Officer. From 1996 to 2000, he was Vice President, Contractor Equipment Division. Prior to becoming the Director of Marketing, Contractor Equipment Division in June 1996, he held various marketing and sales positions in the Contractor Equipment division and the Industrial Equipment division. He joined the Company in 1976.

Christopher D. Knutson, 47, became Vice President, Controller and Chief Accounting Officer in January 2025. From May 2023 to December 2024, he served as Executive Vice President, Corporate Controller. He has also served as the Company's principal accounting officer since May 2023. From April 2020 to May 2023, he was Director of Corporate Treasury and Investor Relations, and from 2017 to April 2020, was Director of Corporate Treasury and Regional Controller, South and Central America. He served as Vice President of Finance from 2016 to 2017 at United Skin Specialists, after which he returned to Graco. From 2010 to 2016 he served in several Controller roles, including in the Applied Fluid Technology Division, Asia Pacific, and Lubrication Equipment Division. He first joined Graco as the Internal Audit Manager from 2008 to 2010. Prior to joining Graco, he worked at PricewaterhouseCoopers for seven years within their audit practice. He joined the Company in 2008.

David M. Lowe, 69, became Chief Financial Officer and Treasurer in June 2021. From April 2020 to June 2021, he served as President, Worldwide Process Division. He was President, Worldwide Industrial Products Division from June 2018 until April 2020. From 2012 until 2018, he was Executive Vice President, Industrial Products Division. From 2005 to 2012, he was Vice President and General Manager, Industrial Products Division. He was Vice President and General Manager, European Operations from 1999 to 2005. Prior to becoming Vice President, Lubrication Equipment Division in December 1996, he was Treasurer. He joined the Company in 1995.

Claudio Merengo, 55, became President, Global Powder Division in January 2025. From February 2024 to December 2024, he served as President, Worldwide Powder Division. He was previously President, Worldwide Gema from 2007 to February 2024. During this time, he also served as Group President, ITW Finishing from 2010 to 2012 and Group President, ITW Dynatec from 2008 to 2009. From 2004 to 2007 he was President, Gema Europe. From 1999 to 2004, he was Managing Director, Gema Italy. From 1994 to 1999, he held different positions in R&D, Sales and After Sales for Gema. He joined Gema in 1994. Gema has been part of Graco since the acquisition of the ITW Finishing Group in 2012.

Peter J. O'Shea, 60, became President, Global Industrial Division in January 2025. From January 2022 to December 2024, he served as President, Worldwide Lubrication Equipment Division, and President, South and Central America. From July 2021 to January 2022, he was President, Worldwide Industrial Products Division, and President, South and Central America. From April 2020 to January 2022, he was President, Worldwide Industrial Products Division. From 2018 to April 2020, he was President, Worldwide Lubrication Equipment Division. From 2016 to 2018, he was Vice President and General Manager, Lubrication Equipment Division. From 2012 to 2015, he was Vice President and General Manager, Asia Pacific. From 2012 to 2012, he was Director of Sales & Marketing, Industrial Products Division, and from 2008 to 2012, he was Director of Sales & Marketing, Industrial Products Division and Applied Fluid Technology Division. He was Country Manager, Australia - New Zealand from 2005 to 2008, and from 2002 to 2005 he served as Business Development Manager, Australia - New Zealand. Prior to becoming Business Development Manager, Australia - New Zealand, he worked in various Graco sales management positions. He joined the Company in 1995.

Kathryn L. Schoenrock, 47, became Executive Vice President and Chief Information Officer in February 2024. She was previously Executive Vice President and Chief Technology Officer from May 2023 to February 2024. From January 2022 to May 2023, she was Executive Vice President, Corporate Controller and Information Systems. From August 2020 to January 2022, she was Executive Vice President, Corporate Controller. She has also served as the Company's principal accounting officer from August 2020 to May 2023. From 2017 to August 2020, she was Director of Corporate Finance. She served as Director of Financial Reporting from 2012 to 2018. Prior to joining Graco, she served as a Senior Manager in the audit practice of Deloitte & Touche LLP from 2008 to 2012, and held various positions in the audit practice of Deloitte & Touche LLP from 2002 to 2008 and in the audit practice of Arthur Andersen LLP from 2000 to 2002. She joined the Company in 2012.

David J. Thompson, 57, became President, Global Contractor Division in January 2025. From January 2024 to December 2024, he served as President, Worldwide Contractor Equipment Division. He was previously Vice President of Engineering, Contractor Equipment Division, a role he had held since 2021. He held a series of positions of increasing responsibility within the Contractor

Equipment Division throughout his career, including Engineering Manager, Senior Engineering Manager and Director of Engineering. He joined the Company in 1988.

Timothy R. White, 55, became President, Expansion Markets Division in January 2025. From June 2021 to December 2024, he served as President, Worldwide Process Division. From August 2020 to June 2021, he served as President, White Knight and QED Environmental Systems. He served as President, EMEA from 2018 to August 2020. From 2015 to 2018, he was the President of QED Environmental Systems. He served as Director of Sales and Marketing, Applied Fluid Technologies Division, from 2012 to 2015. From 2011 to 2012, he was the North American Sales Manager, Applied Fluid Technologies Division. From 2008 to 2011, he was Operations Director, Contractor Equipment Division. Prior to becoming Operations Director, Contractor Equipment Division, he held various manufacturing management positions. He joined the Company in 1992.

Angela F. Wordell, 53, became Executive Vice President and Chief Operations and Supply Chain Officer in January 2025. From January 2022 to December 2024, she served as Executive Vice President, Operations. From April 2020 to January 2022, she was Executive Vice President, Operations, and President, Worldwide Oil & Natural Gas Division. From 2018 to April 2020, she was Executive Vice President, Operations. From 2017 to 2018, she was Purchasing Director. From January 2017 to April 2017, she served as Strategic Sourcing Director. From 2010 to 2017, she was Operations Director, Industrial Product Division and China Factory. Prior to that, she held various manufacturing management and engineering positions. She joined the Company in 1993.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Graco Common Stock

Graco common stock is traded on the New York Stock Exchange under the ticker symbol "GGG." As of January 24, 2025, the share price was $85.86 and there were 169,493,970 shares outstanding and 1,570 common shareholders of record, which includes nominees or broker dealers holding stock on behalf of an estimated 204,372 beneficial owners.

The graph below compares the cumulative total shareholder return on the common stock of the Company for the last five fiscal years with the cumulative total return of the S&P 500 Index and the Dow Jones U.S. Industrial Machinery Index over the same period (assuming the value of the investment in Graco common stock and each index was $100 on December 31, 2019, and all dividends were reinvested).



	2019	2020	2021	2022	2023	2024
Dow Jones U.S. Industrial Machinery	$100	$116	$144	$126	$160	$177
S&P 500	100	118	152	125	158	197
Graco Inc.	100	141	158	134	175	171

Issuer Purchases of Equity Securities

On December 7, 2018, the Board of Directors authorized the Company to purchase up to 18 million shares of its outstanding common stock, primarily through open-market transactions. The authorization is for an indefinite period of time or until terminated by the Board. There are no shares available for repurchase under previous authorizations.

In addition to shares purchased under the Board authorization, the Company purchases shares of common stock held by employees who wish to tender owned shares to satisfy the exercise price or tax due upon exercise of stock options or vesting of restricted stock.

Information on issuer purchases of equity securities follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (at end of period)
Sep 28, 2024 - Oct 25, 2024	—	—	—	13,151,009
Oct 26, 2024 - Nov 22, 2024	—	—	—	13,151,009
Nov 23, 2024 - Dec 27, 2024	—	—	—	13,151,009

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis reviews significant factors affecting the Company's consolidated results of operations, financial condition and liquidity. This discussion should be read in conjunction with our financial statements and the accompanying notes to the financial statements. A discussion of changes in our financial condition and the results of operations from the year ended December 29, 2023 compared to December 30, 2022 can be found in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the year ended December 29, 2023. The discussion is organized in the following sections:

- Overview
- Results of Operations
- Segment Results
- Financial Condition and Cash Flow
- Critical Accounting Estimates

Overview

Graco designs, manufactures and markets systems and equipment used to move, measure, control, dispense and spray fluid and powder materials. The Company specializes in equipment for applications that involve difficult-to-handle materials with high viscosities, materials with abrasive or corrosive properties and multiple-component materials that require precise ratio control. Graco sells primarily through independent third-party distributors worldwide to industrial and contractor end users. Graco's business is classified by management into three reportable segments: Contractor, Industrial and Process. Each segment is responsible for product development, manufacturing, marketing and sales of their products.

Graco's key strategies include developing and marketing new products, leveraging products and technologies into additional, growing end-user markets, expanding distribution globally and completing strategic acquisitions that provide additional channels and technologies. Long-term financial growth targets accompany these strategies, including our objectives of 10 percent revenue growth and 12 percent consolidated net earnings growth per annum. We continue to develop new products in each operating division that are expected to drive incremental sales growth, as well as continued refreshes and upgrades of existing product lines. Graco has made a number of strategic acquisitions that expand and complement organically developed products and provide new market and channel opportunities.

Manufacturing is a key competency of the Company. Our management team in Minneapolis provides strategic manufacturing expertise and is also responsible for factories not fully aligned with a single division. Our largest manufacturing facilities are in the U.S. We also manufacture some of our products in Switzerland (Industrial segment), Italy (Industrial and Contractor segment), the P.R.C. (all segments), India (Contractor segment), Belgium (all segments) and Romania (Industrial segment). Our primary distribution facilities are located in the U.S., Belgium, Switzerland, United Kingdom, P.R.C., Japan, Italy, South Korea, India, Australia and Brazil.

Results of Operations

A summary of financial results follows (in millions except per share amounts):

	2024	2023
Net Sales	$ 2,113.3	$ 2,195.6
Operating Earnings	570.1	646.8
Net Earnings	486.1	506.5
Diluted Net Earnings per Common Share	$ 2.82	$ 2.94
Adjusted (non-GAAP)[1]:		
Operating Earnings, adjusted	$ 577.8	$ 646.0
Net Earnings, adjusted	477.1	523.9
Diluted Net Earnings per Common Share, adjusted	$ 2.77	$ 3.04

(1) Excludes impacts of business reorganization charges, excess tax benefits from stock option exercises, impairment charges, contingent consideration fair value adjustments, pension settlement losses and certain non-recurring tax provision adjustments. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.

Certain events in the last two years caused fluctuations in financial results. Excess tax benefits related to stock option exercises reduced income taxes by $15 million in 2024 and $10 million in 2023. Business reorganization charges reduced operating earnings in 2024 by $8 million. Other expense for 2023 included a $42 million non-cash pension settlement loss. In 2023, the Company recorded a goodwill impairment and contingent consideration adjustment related to an acquisition that was not material to the financial statements. Other benefits from tax planning activities further reduced income taxes in 2023. Excluding the impacts of those items presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP adjusted measurements of operating earnings, earnings before income taxes, income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	2024	2023
Operating earnings, as reported	$ 570.1	$ 646.8
Contingent consideration	—	(8.6)
Impairment	—	7.8
Business reorganization	7.7	—
Operating earnings, adjusted	$ 577.8	$ 646.0
Earnings before income taxes, as reported	$ 589.3	$ 608.8
Pension settlement loss	—	42.1
Contingent consideration	—	(8.6)
Impairment	—	7.8
Business reorganization	7.7	—
Earnings before income taxes, adjusted	$ 597.0	$ 650.1
Income taxes, as reported	$ 103.2	$ 102.3
Pension settlement tax effect	—	8.8
Other non-recurring tax benefit	—	4.8
Excess tax benefit from option exercises	14.9	10.3
Business reorganization tax effect	1.8	—
Income taxes, adjusted	$ 119.9	$ 126.2
Effective income tax rate		
As reported	17.5 %	16.8 %
Adjusted	20.1 %	19.4 %
Net Earnings, as reported	$ 486.1	$ 506.5
Pension settlement loss, net	—	33.3
Contingent consideration	—	(8.6)
Impairment	—	7.8
Other non-recurring tax benefit	—	(4.8)
Excess tax benefit from option exercises	(14.9)	(10.3)
Business reorganization	5.9	—
Net Earnings, adjusted	$ 477.1	$ 523.9
Weighted Average Diluted Shares	172.4	172.2
Diluted Net Earnings per Share		
As reported	$ 2.82	$ 2.94
Adjusted	$ 2.77	$ 3.04

Components of Net Earnings as a Percentage of Sales:

The following table presents an overview of components of net earnings as a percentage of net sales:

	2024	2023
Net Sales	100.0 %	100.0 %
Cost of products sold	46.9	47.1
Gross profit	53.1	52.9
Product development	4.0	3.7
Selling, marketing and distribution	13.0	11.9
General and administrative	9.1	7.8
Contingent consideration	—	(0.4)
Impairment	—	0.4
Operating earnings	27.0	29.5
Interest expense	0.1	0.2
Other (income) expense, net	(1.0)	1.6
Earnings before income taxes	27.9	27.7
Income taxes	4.9	4.6
Net Earnings	23.0 %	23.1 %
Net Earnings, adjusted (see non-GAAP measurements above)	22.6 %	23.9 %

Net Sales

The following table presents net sales by geographic region (in millions):

	2024	2023
Americas[1]	$ 1,329.3	$ 1,338.0
EMEA[2]	454.2	463.9
Asia Pacific	329.8	393.7
Consolidated	$ 2,113.3	$ 2,195.6

[1] North, Central and South America, including the U.S. Sales in the U.S. were $1,149 million in 2024 and $1,162 million in 2023.

[2] Europe, Middle East and Africa.

The following table presents the components of net sales change by geographic region:

	2024				2023			
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(1)%	0%	0%	(1)%	4%	0%	0%	4%
EMEA	(4)%	1%	1%	(2)%	0%	0%	3%	3%
Asia Pacific	(16)%	1%	(1)%	(16)%	(1)%	0%	(3)%	(4)%
Consolidated	(4)%	1%	(1)%	(4)%	2%	0%	0%	2%

In 2024, net sales declined in all regions and in most end markets compared to 2023. Declines in global semiconductor markets drove sales lower in the Americas and Asia Pacific. Reduced project activity for automotive, electronics and e-mobility end markets, especially in China, furthered sales declines in Asia Pacific. In the Americas, strong finishing system sales were unable to offset soft residential and non-residential construction markets. In EMEA, decreased industrial activity in Western Europe led to lower sales in 2024.

Gross Profit

The gross profit margin rate for 2024 increased slightly as the favorable effects of realized pricing more than offset unfavorable product and channel mix, lower sales volume and higher product costs.

Operating Expenses

Total operating expenses increased $38 million (7 percent) for 2024 compared to 2023. Operating expenses for 2024 included $13 million in incremental litigation costs associated with a trial that concluded in December of 2024, $13 million of investments in new product development and other growth initiatives, $7 million of business reorganization costs and $7 million of expenses from acquired operations. Reductions in volume and earnings-based expenses of $14 million for the year partially offset the increase in operating expenses. Investment in new product development in 2024 was $87 million, approximately 4 percent of sales.

Operating Earnings

Sales declines and increased operating expenses led to a 12 percent decrease in operating earnings. Operating earnings expressed as a percentage of sales in 2024 decreased approximately 3 percentage points compared to 2023 as lower sales, higher product costs and higher expenses impacted profitability for the year.

Interest & Other Expense

Interest expense was $2 million lower for 2024 compared to 2023 as private placement debt was repaid in the third quarter of 2023. Excluding a prior year pension settlement loss of $42 million, other income increased $13 million for 2024, largely due to increased interest income.

Income Taxes

The effective income tax rate for 2024 was 18 percent, up 1 percentage point from 2023. The increase in 2024 was largely due to non-recurring tax benefits in 2023, variations in excess tax benefits from stock option exercises and the unfavorable effects of foreign earnings taxed at higher rates than the U.S.

Segment Results

The Company has five operating segments which are aggregated into three reportable segments: Contractor, Industrial and Process. Refer to Part I Item 1. Business, for a description of the Company's three reportable segments. Management assesses the performance of segments by reference to operating earnings excluding unallocated corporate expenses and asset impairments.

The following table presents net sales and operating earnings by reporting segment (in millions):

	2024	2023
Sales		
Contractor	$ 988.9	$ 985.7
Industrial	619.6	662.8
Process	504.8	547.1
Total	$ 2,113.3	$ 2,195.6
Operating Earnings		
Contractor	$ 270.1	$ 285.3
Industrial	201.5	234.1
Process	141.7	165.3
Unallocated corporate (expense) [1]	(43.2)	(38.7)
Contingent consideration	—	8.6
Impairment	—	(7.8)
Total	$ 570.1	$ 646.8

[1] Unallocated corporate (expense) includes such items as stock compensation, certain acquisition transaction items, bad debt expense, charitable contributions, and certain facility expenses.

<u>Contractor Segment</u>

The following table presents net sales and operating earnings as a percentage of sales for the Contractor segment (dollars in millions):

	2024	2023
Sales		
Americas	$ 721.6	$ 730.2
EMEA	183.9	179.5
Asia Pacific	83.4	76.0
Total	$ 988.9	$ 985.7
Operating Earnings as a Percentage of Sales	27 %	29 %

The following table presents the components of net sales change by geographic region for the Contractor segment:

	2024				2023			
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(2)%	1%	0%	(1)%	(1)%	0%	0%	(1)%
EMEA	(1)%	3%	0%	2%	(1)%	0%	2%	1%
Asia Pacific	6%	6%	(2)%	10%	(5)%	0%	(4)%	(9)%
Segment Total	(1)%	2%	(1)%	0%	(1)%	0%	0%	(1)%

Contractor segment sales in 2024 were flat compared to 2023. Incremental sales from acquired operations, increased sales of protective coatings equipment and favorable response to new product offerings offset declines in North American construction markets. The operating margin rate for this segment was 2 percentage points lower than last year due to higher product costs on lower sales volumes, the unfavorable effects of lower margin rates of acquired operations and litigation costs associated with a trial that concluded in December of 2024.

Sales in the Americas represent the majority of sales for the Contractor segment. Management regularly reviews economic and financial indicators for North America, including levels of residential, commercial and institutional construction, remodeling rates and interest rates. Management also reviews gross domestic product for the regions and the level of the U.S. dollar versus the euro and other currencies.

<u>Industrial Segment</u>

The following table presents net sales and operating earnings as a percentage of sales for the Industrial segment (dollars in millions):

	2024	2023
Sales		
Americas	$ 273.0	$ 263.6
EMEA	200.3	207.6
Asia Pacific	146.3	191.6
Total	$ 619.6	$ 662.8
Operating Earnings as a Percentage of Sales	33 %	35 %

The following table presents the components of net sales change by geographic region for the Industrial segment:

	2024				2023			
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	4%	0%	0%	4%	10%	0%	0%	10%
EMEA	(4)%	0%	0%	(4)%	(2)%	0%	3%	1%
Asia Pacific	(22)%	0%	(2)%	(24)%	(3)%	0%	(3)%	(6)%
Segment Total	(6)%	0%	(1)%	(7)%	2%	0%	0%	2%

Industrial segment sales decreased 7 percent for 2024 as finishing system sales in the Americas were unable to offset reduced project activity for automotive, e-mobility and electronic projects in Asia Pacific and weakened industrial activity in EMEA. The operating margin rate for this segment decreased 2 percentage points for the year due to higher product costs from lower sales volumes, business reorganization expenses and the unfavorable effects of product and channel mix.

In this segment, sales in each geographic region are significant, and management looks at economic and financial indicators in each region, including gross domestic product, industrial production, capital investment rates, automobile production, building construction and the level of the U.S. dollar versus the euro, the Swiss franc, the Canadian dollar, the Chinese renminbi and various other Asian currencies.

Process Segment

The following table presents net sales and operating earnings as a percentage of sales for the Process segment (dollars in millions):

	2024	2023
Sales		
Americas	$ 334.5	$ 344.2
EMEA	70.1	76.8
Asia Pacific	100.2	126.1
Total	$ 504.8	$ 547.1
Operating Earnings as a Percentage of Sales	28 %	30 %

The following table presents the components of net sales change by geographic region for the Process segment:

	2024				2023			
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(3)%	0%	0%	(3)%	13%	0%	0%	13%
EMEA	(10)%	0%	1%	(9)%	10%	0%	1%	11%
Asia Pacific	(20)%	0%	(1)%	(21)%	5%	0%	(2)%	3%
Segment Total	(8)%	0%	0%	(8)%	11%	0%	0%	11%

Process segment sales decreased in 2024 in all regions mainly due to decline in semiconductor end markets. Other end markets, such as mining, oil and gas, industrial pumps and vehicle services were weaker in 2024 compared to 2023. The operating margin rate for this segment decreased approximately 2 percentage points for the year as price realization was not enough to offset unfavorable expense leverage on lower sales volume.

Although the Americas represent the majority of sales for the Process segment, management monitors indicators such as levels of gross domestic product, capital investment, industrial production, oil and natural gas markets and mining activity worldwide.

Financial Condition and Cash Flow

Working Capital. The following table highlights several key measures of asset performance (dollars in millions):

	2024	2023
Working capital	$ 1,091.6	$ 970.6
Current ratio	3.7	3.5
Days of sales in receivables outstanding	62	58
Inventory turnover (LIFO)	2.3	2.2

Higher cash and cash equivalent balances primarily drove increases in working capital in 2024. Decreased receivables from lower sales activity were more than offset by the incremental effect of acquired operations. An effort to reduce inventory levels in 2024 more than offset the effect of acquired inventory. As inventory purchases decreased, trade accounts payable decreased. The current ratio increased in 2024 in line with the changes in working capital.

Capital Structure. At December 27, 2024, the Company's capital structure included current notes payable of $29 million and shareholders' equity of $2,584 million. At December 29, 2023, the Company's capital structure included current notes payable of $30 million and shareholders' equity of $2,224 million.

Shareholders' equity increased by $360 million in 2024. The increase provided by current year earnings of $486 million was primarily offset by dividends of $176 million and share repurchases of $31 million. Other increases in shareholders' equity included share issuances, stock compensation and other comprehensive income of $81 million.

Liquidity and Capital Resources. The Company evaluates liquidity as its ability to generate cash to fund its operating, investing and financing activities. Historically the Company has funded cash requirements for working capital, capital expenditures, businesses acquisitions, repayment of debt obligations, retirement plans, dividends, and common stock repurchases, all as applicable, through cash provided by its operations. The Company's other primary source of liquidity includes funds available through various debt financing arrangements.

As of December 27, 2024, the Company had available liquidity of $1,453 million, including cash held in deposit accounts of $675 million, of which $144 million was held outside of the U.S., and available credit under existing committed credit facilities of $778 million.

Internally generated funds and unused financing sources are expected to provide the Company with the flexibility to meet its liquidity needs in 2025, including its capital expenditure plan of approximately $60 million, planned dividends estimated at $186 million, share repurchases and acquisitions. If acquisition opportunities increase, the Company believes that reasonable financing alternatives are available for the Company to execute on those opportunities. The Company has no significant off-balance sheet debt or other unrecorded obligations. The Company believes it has the ability to meet its long-term cash requirements by using available cash and internally generated funds and to borrow under its committed and uncommitted credit facilities.

In December 2024, the Board of Directors increased the Company's regular quarterly dividend from $0.255 to $0.275 per share, an increase of 8 percent.

Cash Flow. A summary of cash flow follows (in millions):

	2024	2023
Operating activities	$ 621.7	$ 651.0
Investing activities	(342.8)	(185.3)
Financing activities	(139.9)	(268.0)
Effect of exchange rates on cash	(1.6)	1.0
Net cash provided	137.4	198.7
Cash and cash equivalents at end of year	$ 675.3	$ 537.9

Cash Flows From Operating Activities. Net cash provided by operating activities was $622 million in 2024, down $29 million compared to 2023, due primarily to lower net earnings. Fewer inventory purchases in 2024 as part of an inventory reduction program, as well as other decreases in working capital partially offset the effects of lower net earnings on cash provided by operating activities.

Cash Flows Used in Investing Activities. Cash flows used in investing activities totaled $343 million in 2024, including $242 million for business acquisitions and $107 million for capital additions. Cash flows used in investing activities totaled $185 million in 2023, including $185 million for capital additions.

Cash Flows Used in Financing Activities. Cash flows used in financing activities totaled $140 million in 2024 and included dividends of $172 million and share repurchases of $31 million, partially offset by net proceeds from share issuances of $66 million.

Cash flows used in financing activities totaled $268 million in 2023 and included share repurchases of $102 million (partially offset by net proceeds from share issuances of $60 million), dividends of $158 million, and net payments on long-term debt and outstanding lines of credit of $65 million.

On December 7, 2018, the Board of Directors authorized the purchase of up to 18 million shares of common stock, primarily through open market transactions. The authorization is for an indefinite period of time or until terminated by the Board. As of December 27, 2024, approximately 13 million shares remain available for purchase under the authorization.

The Company repurchased and retired 0.4 million shares in 2024, 1.4 million shares in 2023 and 3.6 million shares in 2022. The Company has made and may continue to make opportunistic share repurchases in 2025 via open market transactions or short-dated accelerated share repurchase programs.

Critical Accounting Estimates

The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The Company's most significant accounting policies are disclosed in Note A (Summary of Significant Accounting Policies) to the consolidated financial statements. The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts will differ from those estimates. The Company considers the following policies to involve the most judgment in the preparation of the Company's consolidated financial statements.

Retirement Benefits. The measurements of the Company's pension and postretirement medical obligations are dependent on a number of assumptions including estimates of the present value of projected future payments, taking into consideration future events such as salary increases and demographic experience. These assumptions may have an impact on the expense and timing of future contributions.

The assumptions used in developing the required estimates for pension obligations include discount rate, inflation, salary increases, retirement rates, expected return on plan assets and mortality rates. The assumptions used in developing the required estimates for postretirement medical obligations include discount rates, rate of future increase in medical costs and participation rates.

For U.S. plans, the Company establishes its discount rate assumption by reference to a yield curve published by an actuary and projected plan cash flows. For plans outside the U.S., the Company establishes a rate by country by reference to highly rated corporate bonds. These reference points have been determined to adequately match expected plan cash flows. The Company bases its inflation assumption on an evaluation of external market indicators. The salary assumptions are based on actual historical experience, the near-term outlook and assumed inflation. Retirement rates are based on experience. The investment return assumption is based on the expected long-term performance of plan assets. In setting this number, the Company considers the input of actuaries and investment advisers, its long-term historical returns, the allocation of plan assets and projected returns on plan assets. For 2025, the Company will use an investment return assumption of 7.3 percent for the funded U.S. plan. The 2024 rate assumed was 7.6 percent for the funded U.S. plan. Mortality rates are based on current common group mortality tables for males and females.

At December 27, 2024, a one-half percentage point decrease in the indicated assumptions would have the following effects (in millions):

Assumption	Funded Status		Expense	
Discount rate	$	(14.6)	$	1.8
Expected return on assets	$	—	$	0.6

Goodwill and Other Intangible Assets. The Company performs impairment testing for goodwill annually in the fourth quarter or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company estimates the fair value of the reporting units using a present value of future cash flows calculation cross-checked by an allocation of market capitalization approach. The goodwill impairment test is performed by comparing the fair value of the relevant reporting unit with its carrying amount. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value.

The Company's primary identifiable intangible assets include customer relationships, trademarks, trade names, proprietary technology and patents. Finite lived intangibles are amortized and are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Indefinite lived intangibles are reviewed for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate the asset might be impaired.

A considerable amount of management judgment and assumptions are required in performing the impairment tests. Management makes several assumptions, including earnings and cash flow projections, discount rate, product offerings and market strategies, customer attrition, and royalty rates, each of which have a significant impact on the estimated fair values. Though management considers its judgments and assumptions to be reasonable, changes in these assumptions could impact the estimated fair value.

We completed our annual impairment test of goodwill and other intangible assets in the fourth quarter of 2024. No impairment charges were recorded as a result of that review. In 2023, the Company recognized a goodwill impairment related to the reorganization of a business acquired in 2020 that was not material to the consolidated financial statements.

Income Taxes. In the preparation of the Company's consolidated financial statements, management calculates income taxes. This includes estimating current tax liability as well as assessing temporary differences resulting from different treatment of items for tax and financial statement purposes. These differences result in deferred tax assets and liabilities, which are recorded on the balance sheet using statutory rates in effect for the year in which the differences are expected to reverse. These assets and liabilities are analyzed regularly, and management assesses the likelihood that deferred tax assets will be recoverable from future taxable income. A valuation allowance is established to the extent that management believes that recovery is not likely. Liabilities for uncertain tax positions are also established for potential and ongoing audits of federal, state and international issues. The Company routinely monitors the potential impact of such situations and believes that liabilities are properly stated. Valuations related to amounts owed and tax rates could be impacted by changes to tax codes and the Company's interpretation thereof, changes in statutory rates, the Company's future taxable income levels and the results of tax audits.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company sells and purchases products and services in currencies other than the U.S. dollar and pays variable interest rates on borrowings under certain credit facilities. Consequently, the Company is subject to profitability risk arising from exchange and interest rate movements. The Company may use a variety of financial and derivative instruments to manage foreign currency and interest rate risks. The Company does not enter into any of these instruments for trading purposes to generate revenue. Rather, the Company's objective in managing these risks is to reduce fluctuations in earnings and cash flows associated with changes in foreign currency exchange and interest rates.

The Company may use forward exchange contracts, options and other hedging activities to hedge the U.S. dollar value resulting from anticipated currency transactions and net monetary asset and liability positions. At December 27, 2024, the currencies to which the Company had the most significant balance sheet exchange rate exposure were the euro, Swiss franc, Canadian dollar, British pound, Japanese yen, Australian dollar, Chinese renminbi, South Korean won and Indian rupee. It is not possible to determine the true impact of currency rate changes; however, the direct translation effect on net sales and net earnings can be estimated. In 2024, changes in currency translation rates reduced sales by approximately $6 million and reduced net earnings by approximately $3 million. In 2023, changes in currency translation rates reduced sales by approximately $2 million and reduced net earnings by approximately $4 million.

2025 Outlook

Entering 2025, overall incoming order rates remain steady in an uncertain macroeconomic environment. Demand in China and for semiconductor products appear to have stabilized. The Company's reorganization into global businesses, centered around common customers and distributors, has been completed and is designed with the intention of driving incremental profitable growth. The Company remains committed to its core growth strategies of developing new products, expanding distribution, seeking adjacent markets and new geographies, and pursuing strategic acquisitions. As a result, the Company's outlook for 2025 is low single-digit revenue growth on an organic, constant currency basis.

At January 31, 2025 exchange rates, assuming the same volumes, mix of products and mix of business by currency as in 2024, the movement in foreign currencies would have an unfavorable impact of approximately 1 percentage point on net sales and 2 percentage points on net earnings for 2025.

The Company's backlog is not a good indicator of future long-term business levels. In addition to economic growth, the successful launch of new products and expanded distribution coverage, the sales outlook is dependent on many factors, including realization of price increases and stable foreign currency exchange rates.

Forward-Looking Statements

The Company desires to take advantage of the "safe harbor" provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including this Form 10-K and our Form 10-Qs and Form 8-Ks, and other disclosures, including our overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as "expect," "foresee," "anticipate," "believe," "project," "should," "estimate," "will," and similar expressions, and reflect our Company's expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company's actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to, risks relating to the demand for our products and the level of commercial and industrial activity worldwide; changes in currency translation rates; international and domestic political instability; interest rate fluctuations and changes in credit markets; global sourcing of materials; interruptions of or intrusions into our information systems; intellectual property rights; the use of generative artificial intelligence; conducting business internationally; catastrophic events; our ability to attract, develop and retain qualified personnel; public health crises; our growth strategies and acquisitions; potential goodwill impairment; our ability to compete effectively; our dependence on a few large customers; our dependence on cyclical industries; changes in laws and regulations; climate-related laws, regulations and accords; environmental, social and governance-related expectations and requirements; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; costs associated with legal proceedings; and other risks and uncertainties including those discussed in Item 1A of this Form 10-K. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified in Item 1A might prove important to the Company's future results. It is not possible for management to identify each and every factor that may have an impact on the Company's operations in the future as new factors can develop from time to time.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Graco Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Graco Inc. and subsidiaries (the "Company") as of December 27, 2024 and December 29, 2023, the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 27, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 27, 2024 and December 29, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 27, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 29, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Retirement Benefits – U.S. Pension Benefit Obligation – Refer to Note J to the financial statements

Critical Audit Matter Description

The Company has both funded and unfunded defined benefit pension plans. The actuarial determination of the present value of the pension obligation on an annual basis requires management to make significant assumptions related to the selection of the discount rates used in the calculation of the net present value of future pension benefits. The Company establishes the discount rate assumptions for the U.S. pension plans by reference to a yield curve published by an actuary and projected plan cash flows.

Given the significance of the U.S. pension obligation and the requirement of management to make significant assumptions related to the selection of the discount rates, performing audit procedures to evaluate the reasonableness of the discount rates selected for the U.S. pension plans required a high degree of auditor judgment and an increased extent of effort, including the need to involve our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to selection of the discount rates for the U.S. pension obligation included the following, among others:

a. We tested the effectiveness of internal controls over the valuation of the pension obligation, including management's controls over selection of the discount rates.

b. With the assistance of our actuarial specialists, we evaluated the reasonableness of the discount rates by:

- Evaluating the methodology utilized to select the discount rates for conformity with applicable accounting guidance.

- Testing the source information underlying the determination of the discount rates, including the methodology used to construct the yield curve, the characteristics of the bonds underlying the yield curve analysis, and the mathematical accuracy of the calculation.

- Developing independent estimates using external published yield curves and comparing them to the discount rates selected by management.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 18, 2025

We have served as the Company's auditor since at least 1969, however, an earlier year could not be readily determined.

GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share amounts)

	Years Ended		
	December 27, 2024	December 29, 2023	December 30, 2022
Net Sales	$ 2,113,316	$ 2,195,606	$ 2,143,521
Cost of products sold	990,855	1,034,585	1,086,082
Gross Profit	1,122,461	1,161,021	1,057,439
Product development	87,230	82,822	80,008
Selling, marketing and distribution	273,741	260,712	250,948
General and administrative	191,392	171,444	153,783
Contingent consideration	—	(8,600)	—
Impairment	—	7,800	—
Operating Earnings	570,098	646,843	572,700
Interest expense	2,828	5,191	9,897
Other (income) expense, net	(22,013)	32,850	(2,921)
Earnings Before Income Taxes	589,283	608,802	565,724
Income taxes	103,199	102,291	105,079
Net Earnings	$ 486,084	$ 506,511	$ 460,645
Basic Net Earnings per Common Share	$ 2.88	$ 3.01	$ 2.73
Diluted Net Earnings per Common Share	$ 2.82	$ 2.94	$ 2.66

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Years Ended		
	December 27, 2024	December 29, 2023	December 30, 2022
Net Earnings	$ 486,084	$ 506,511	$ 460,645
Components of other comprehensive (loss) income			
Cumulative translation adjustment	(32,446)	25,661	(9,582)
Pension and postretirement medical liability adjustment	23,264	11,426	25,630
Income taxes - pension and postretirement medical liability	(5,397)	(2,704)	(5,257)
Other comprehensive (loss) income	(14,579)	34,383	10,791
Comprehensive Income	$ 471,505	$ 540,894	$ 471,436

See notes to consolidated financial statements.

GRACO INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 27, 2024		December 29, 2023
ASSETS			
Current Assets			
Cash and cash equivalents	$	675,336	$	537,951
Accounts receivable, less allowances of $6,000 and $5,300		362,533		354,439
Inventories		404,676		438,349
Other current assets		54,896		35,070
Total current assets		1,497,441		1,365,809
Property, Plant and Equipment, net		771,656		741,713
Goodwill		487,468		370,228
Other Intangible Assets, net		233,306		126,258
Operating Lease Assets		19,678		18,768
Deferred Income Taxes		46,910		61,381
Other Assets		82,753		37,850
Total Assets	$	3,139,212	$	2,722,007
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Notes payable to banks	$	28,537	$	30,036
Trade accounts payable		60,816		72,214
Salaries and incentives		58,169		64,802
Dividends payable		46,558		42,789
Other current liabilities		211,728		185,359
Total current liabilities		405,808		395,200
Retirement Benefits and Deferred Compensation		80,381		80,347
Operating Lease Liabilities		12,278		11,785
Deferred Income Taxes		37,822		8,215
Other Non-current Liabilities		18,788		2,235
Commitments and Contingencies (Note K)			
Shareholders' Equity			
Common stock, $1 par value; 291,000,000 shares authorized; 169,393,735 and 167,946,063 shares outstanding in 2024 and 2023		169,394		167,946
Additional paid-in-capital		955,051		863,336
Retained earnings		1,509,264		1,227,938
Accumulated other comprehensive loss		(49,574)		(34,995)
Total shareholders' equity		2,584,135		2,224,225
Total Liabilities and Shareholders' Equity	$	3,139,212	$	2,722,007

See notes to consolidated financial statements.

GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended		
	December 27, 2024	December 29, 2023	December 30, 2022
Cash Flows From Operating Activities			
Net Earnings	$ 486,084	$ 506,511	$ 460,645
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation and amortization	86,749	74,321	65,997
Deferred income taxes	6,060	(8,502)	(9,997)
Share-based compensation	31,892	30,229	24,695
Pension settlement loss	—	42,129	—
Contingent consideration	—	(8,600)	—
Impairment	—	7,800	—
Change in			
Accounts receivable	10,251	(3,245)	(29,944)
Inventories	55,836	42,716	(95,691)
Trade accounts payable	(13,298)	(12,348)	4,195
Salaries and incentives	(12,187)	(2,158)	(18,442)
Retirement benefits and deferred compensation	(14,171)	(13,661)	(18,674)
Other accrued liabilities	(11,242)	(5,269)	(4,191)
Other	(4,274)	1,094	(1,199)
Net cash provided by operating activities	621,700	651,017	377,394
Cash Flows From Investing Activities			
Property, plant and equipment additions	(106,737)	(184,775)	(201,161)
Acquisition of businesses, net of cash acquired	(241,767)	—	(25,296)
Other	5,689	(499)	(362)
Net cash used in investing activities	(342,815)	(185,274)	(226,819)
Cash Flows From Financing Activities			
Borrowings (payments) on short-term lines of credit, net	(766)	9,725	(18,252)
Payments on long-term debt and lines of credit	—	(75,000)	(75,000)
Payments of debt issuance costs	(1,707)	(1,025)	—
Common stock issued	70,659	60,182	35,619
Common stock repurchased	(31,350)	(102,344)	(233,426)
Taxes paid related to net share settlement of equity awards	(4,611)	(1,225)	(1,219)
Cash dividends paid	(172,088)	(158,323)	(142,125)
Net cash used in financing activities	(139,863)	(268,010)	(434,403)
Effect of exchange rate changes on cash	(1,637)	1,022	(1,278)
Net increase (decrease) in cash and cash equivalents	137,385	198,755	(285,106)
Cash and Cash Equivalents			
Beginning of year	537,951	339,196	624,302
End of year	$ 675,336	$ 537,951	$ 339,196

See notes to consolidated financial statements.

GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital		Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
Balance December 31, 2021	$	170,308	$	742,288	$	876,916	$	(80,169)	$ 1,709,343
Shares issued		946		33,454		—		—	34,400
Shares repurchased		(3,552)		(15,481)		(214,393)		—	(233,426)
Stock compensation cost		—		24,216		—		—	24,216
Net earnings		—		—		460,645		—	460,645
Dividends declared ($0.8650 per share)		—		—		(146,317)		—	(146,317)
Other comprehensive income (loss)		—		—		—		10,791	10,791
Balance December 30, 2022		167,702		784,477		976,851		(69,378)	1,859,652
Shares issued		1,666		57,291		—		—	58,957
Shares repurchased		(1,422)		(6,650)		(94,272)		—	(102,344)
Stock compensation cost		—		28,218		—		—	28,218
Net earnings		—		—		506,511		—	506,511
Dividends declared ($0.9600 per share)		—		—		(161,152)		—	(161,152)
Other comprehensive income (loss)		—		—		—		34,383	34,383
Balance December 29, 2023		167,946		863,336		1,227,938		(34,995)	2,224,225
Shares issued		1,847		64,201		—		—	66,048
Shares repurchased		(399)		(2,049)		(28,902)		—	(31,350)
Stock compensation cost		—		29,563		—		—	29,563
Net earnings		—		—		486,084		—	486,084
Dividends declared ($1.0400 per share)		—		—		(175,856)		—	(175,856)
Other comprehensive income (loss)		—		—		—		(14,579)	(14,579)
Balance December 27, 2024	$	169,394	$	955,051	$	1,509,264	$	(49,574)	$ 2,584,135

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Graco Inc. and Subsidiaries
Years Ended December 27, 2024, December 29, 2023 and December 30, 2022

A. Summary of Significant Accounting Policies

Fiscal Year. The fiscal year of Graco Inc. and Subsidiaries (the Company) is 52- or 53-weeks, ending on the last Friday in December. The years ended December 27, 2024, December 29, 2023, and December 30, 2022 were 52-week years.

Basis of Statement Presentation. The consolidated financial statements include the accounts of the parent company and its subsidiaries after elimination of intercompany balances and transactions. As of December 27, 2024, all subsidiaries are 100 percent controlled by the Company. Certain reclassifications have been made to the prior year's consolidated financial statements to conform to the current year presentation.

Foreign Currency Translation. The functional currency of certain subsidiaries is the local currency. Accordingly, adjustments resulting from the translation of those subsidiaries' financial statements into U.S. dollars are charged or credited to accumulated other comprehensive income (loss). The U.S. dollar is the functional currency for all other foreign subsidiaries. Accordingly, gains and losses from the translation of foreign currency balances and transactions of those subsidiaries are included in other (income) expense, net.

Accounting Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements. The three levels of inputs in the fair value measurement hierarchy are as follows:
    Level 1 – based on quoted prices in active markets for identical assets
    Level 2 – based on significant observable inputs
    Level 3 – based on significant unobservable inputs

Assets and liabilities measured at fair value on a recurring basis and fair value measurement level were as follows (in thousands):

	Level	2024	2023
Assets			
Cash surrender value of life insurance	2	$ 24,411	$ 22,255
Forward exchange contracts	2	116	—
Total assets at fair value		$ 24,527	$ 22,255
Liabilities			
Contingent consideration	3	$ 14,647	$ 1,375
Deferred compensation	2	8,196	6,445
Forward exchange contracts	2	—	422
Total liabilities at fair value		$ 22,843	$ 8,242

Contracts insuring the lives of certain employees who are eligible to participate in certain non-qualified pension and deferred compensation plans are held in trust. Cash surrender value of the contracts is based on performance measurement funds that shadow the deferral investment allocations made by participants in certain deferred compensation plans. The deferred compensation liability balances are valued based on amounts allocated by participants to the underlying performance measurement funds.

The Company's policy and accounting for forward exchange contracts are described below in Derivative Instruments and Hedging Activities.

Contingent consideration liability represents the estimated value (using a probability-weighted expected return approach) of future payments to be made to previous owners of certain acquired businesses based on future revenues.

Disclosures related to other fair value measurements are included below in Impairment of Long-Lived Assets, in Note F (Debt) and in Note J (Retirement Benefits).

Cash Equivalents. All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

Accounts Receivable. Accounts receivable includes trade receivables of $348 million in 2024 and $343 million in 2023. Other receivables totaled $15 million in 2024 and $11 million in 2023.

Allowance for Credit Losses. Receivables reflected in the financial statements represent the net amount expected to be collected. An allowance for credit losses is established based on expected losses. Expected losses are estimated by reviewing individual accounts, considering aging, financial condition of the debtor, recent payment history, current and forecast economic conditions and other relevant factors.

Following is a summary of activity in the allowance for credit losses (in thousands):

	2024	2023	2022
Balance, beginning	$ 4,655	$ 6,130	$ 3,254
Additions charged to costs and expenses	930	1,125	3,567
Additions (deductions) from reserves [1]	(383)	(2,711)	(633)
Other (deductions) additions [2]	(229)	111	(58)
Balance, ending	$ 4,973	$ 4,655	$ 6,130

(1) Additions represents amounts identified in acquisitions. Deductions represent amounts determined to be uncollectible and charged against reserves, net of collections on accounts previously charged against reserves.
(2) Includes effects of foreign currency translation.

Inventory Valuation. Inventories are stated at the lower of cost or net realizable value. The last-in, first-out (LIFO) cost method is used for valuing most U.S. inventories. Inventories of most foreign subsidiaries are valued using the first-in, first-out (FIFO) cost method.

Other Current Assets. Amounts included in other current assets were (in thousands):

	2024	2023
Prepaid income taxes	$ 25,097	$ 14,546
Prepaid expenses and other	29,799	20,524
Total	$ 54,896	$ 35,070

Impairment of Long-Lived Assets. The Company evaluates long-lived assets (including property and equipment, goodwill and other intangible assets) for impairment annually in the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

We completed our annual impairment test of all long-lived assets in the fourth quarter of 2024. No impairment charges were recorded as a result of that review. In 2023, the Company recognized a goodwill impairment related to the reorganization of a business acquired in 2020 that was not material to the consolidated financial statements. There were no impairment charges in 2022.

Property, Plant and Equipment. For financial reporting purposes, plant and equipment are depreciated over their estimated useful lives, primarily by using the straight-line method as follows:

	Buildings and improvements	10 to 30 years
	Leasehold improvements	lesser of 5 to 10 years or life of lease
	Manufacturing equipment	lesser of 5 to 10 years or life of equipment
	Office, warehouse and automotive equipment	3 to 10 years

Goodwill and Other Intangible Assets. Goodwill has been assigned to reporting units. Changes in the carrying amounts of goodwill for each reportable segment were (in thousands):

	Contractor	Industrial	Process	Total
Balance, December 30, 2022	$ 77,034	$ 134,771	$ 156,366	$ 368,171
Impairment	—	—	(7,800)	(7,800)
Foreign currency translation	508	8,361	988	9,857
Balance, December 29, 2023	77,542	143,132	149,554	370,228
Additions, adjustments from business acquisitions	126,101	—	4,022	130,123
Foreign currency translation	(5,605)	(6,907)	(371)	(12,883)
Balance, December 27, 2024	$ 198,038	$ 136,225	$ 153,205	$ 487,468

Components of other intangible assets, net were (dollars in thousands):

	Finite Life			Indefinite Life	
	Customer Relationships	Patents and Proprietary Technology	Trademarks, Trade Names and Other	Trade Names	Total
As of December 27, 2024					
Cost	$ 270,910	$ 34,731	$ 3,756	$ 95,091	$ 404,488
Accumulated amortization	(143,689)	(10,534)	(1,478)	—	(155,701)
Foreign currency translation	(12,102)	(1,182)	(79)	(2,118)	(15,481)
Book value	$ 115,119	$ 23,015	$ 2,199	$ 92,973	$ 233,306
Weighted average life in years	14	9	3	N/A	
As of December 29, 2023					
Cost	$ 191,417	$ 14,174	$ 1,300	$ 62,633	$ 269,524
Accumulated amortization	(128,248)	(8,547)	(561)	—	(137,356)
Foreign currency translation	(7,591)	(344)	—	2,025	(5,910)
Book value	$ 55,578	$ 5,283	$ 739	$ 64,658	$ 126,258
Weighted average life in years	13	9	6	N/A	

Amortization of intangibles was $19 million in 2024, $18 million in 2023 and $19 million in 2022. Estimated future annual amortization expense based on the current carrying amount of other intangible assets is as follows (in thousands):

	2025	2026	2027	2028	2029	Thereafter
Estimated Amortization Expense	$ 23,838	$ 16,996	$ 13,627	$ 11,490	$ 10,875	$ 63,507

Other Assets. Components of other assets were (in thousands):

	2024	2023
Cash surrender value of life insurance	$ 24,411	$ 22,255
Capitalized software	2,853	2,602
Equity method investment	10,140	9,661
Prepaid pension	37,888	—
Deposits and other	7,461	3,332
Total	$ 82,753	$ 37,850

The Company has entered into contracts insuring the lives of certain employees who are eligible to participate in certain non-qualified pension and deferred compensation plans. These insurance contracts are used to fund the non-qualified pension and deferred compensation arrangements. The insurance contracts are held in a trust and are available to general creditors in the event of the Company's insolvency. Changes in cash surrender value are recorded in other (income) expense, net. The cash surrender value increased $2 million in 2024 and $3 million in 2023 and decreased $4 million in 2022.

Capitalized software is amortized over its estimated useful life (generally 2 to 5 years) beginning at date of implementation.

Other Current Liabilities. Components of other current liabilities were (in thousands):

	2024	2023
Accrued self-insurance retentions	$ 8,240	$ 8,654
Accrued warranty and service liabilities	18,712	15,408
Accrued trade promotions	11,086	14,312
Payable for employee stock purchases	16,767	16,639
Customer advances and deferred revenue	52,522	51,578
Income taxes payable	8,102	9,837
Tax payable, other	14,557	12,289
Operating lease liabilities, current	7,838	8,242
Right of return refund liability	15,557	17,826
Acquisition-related consideration payable	10,339	—
Other	48,008	30,574
Total	$ 211,728	$ 185,359

Self-Insurance. The Company is self-insured for certain losses and costs relating to product liability, workers' compensation, and employee medical benefit claims. The Company has stop-loss coverage in order to limit its exposure to significant claims. Accrued self-insurance retentions are based on claims filed, estimates of claims incurred but not reported, and other actuarial assumptions. Self-insured reserves totaled $8 million as of December 27, 2024 and $9 million as of December 29, 2023.

Product Warranties. A liability is established for estimated future warranty and service claims that relate to current and prior period sales. The Company estimates warranty costs based on historical claim experience and other factors including evaluating specific product warranty issues. Following is a summary of activity in accrued warranty and service liabilities (in thousands):

	2024	2023
Balance, beginning of year	$ 15,408	$ 14,674
Assumed in business acquisition	3,861	—
Charged to expense	10,567	11,128
Margin on parts sales reversed	3,391	3,875
Reductions for claims settled	(14,515)	(14,269)
Balance, end of year	$ 18,712	$ 15,408

Revenue Recognition. Revenue is recognized at a single point in time upon the satisfaction of performance obligations, which occurs when control of the goods or service transfers to the customer. This is generally on the date of shipment for product sales; however certain sales have terms requiring recognition when the goods are received by the customer. In cases where there are specific customer acceptance provisions, revenue is recognized at the later of customer acceptance or shipment (subject to shipping terms). Payment terms are established based on the type of product, distributor capabilities and competitive market conditions, and do not exceed one year. Standalone selling prices are determined based on the prices charged to customers for all material performance obligations.

Variable consideration is accounted for as a price adjustment (sales adjustment). The following are examples of variable consideration that affect the Company's reported revenue. Early payment discounts are provided to certain customers and within certain regions. Rights of return are typically contractually limited and amounts are estimable. The Company records a refund liability and establishes a recovery asset for the value of product expected to be returned at the time revenue is recognized. This includes promotions when, from time to time, the Company may promote the sale of new products by agreeing to accept returns of superseded products. Provisions for sales returns are recorded as a reduction of net sales, and provisions for warranty claims are recorded in selling, marketing and distribution expenses. Historically, sales returns have been approximately 2 percent of sales. Trade promotions are offered to distributors and end users through various programs, generally with terms of one year or less. Such promotions include rebates based on annual purchases and sales growth, coupons and reimbursement for competitive products. Payment of incentives may take the form of cash, trade credit, promotional merchandise or free product. Rebates are accrued based on the program rates and progress toward the probability weighted estimate of annual sales amount and sales growth.

Additional promotions include cooperative advertising arrangements. Under cooperative advertising arrangements, the Company reimburses the distributor for a portion of its advertising costs related to the Company's products. Estimated costs are accrued at the time of sale and classified as selling, marketing and distribution expense. The estimated costs related to coupon programs are accrued at the time of sale and classified as selling, marketing and distribution expense or cost of products sold, depending on the type of incentive offered. The considerations payable to customers are deemed as broad based and are not recorded against net sales.

Shipping and handling costs incurred for the delivery of goods to customers are included in cost of goods sold. Amounts billed to customers for shipping and handling are included in net sales.

Revenue is deferred when cash payments are received or due in advance of performance, including amounts which are refundable. This is also the case for services associated with certain product sales. The balance of customer advances and deferred revenue was $53 million as of December 27, 2024 and $52 million as of December 29, 2023. Net sales for 2024 included $50 million that was in customer advances and deferred revenue as of December 29, 2023. Net sales for 2023 included $50 million that was in customer advances and deferred revenue as of December 30, 2022.

Shipping and handling activities that occur after control of the related good transfers are accounted for as fulfillment activities instead of assessing such activities as performance obligations.

Sales taxes related to revenue producing transactions collected from the customer for a governmental authority are excluded from the transaction price.

Revenue standard requirements are applied to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio.

Promised goods or services are not assessed as performance obligations if they are immaterial in the context of the contract with the customer. If the revenue related to a performance obligation that includes goods or services that are immaterial in the context of the contract is recognized before those immaterial goods or services are transferred to the customer, then the related costs to transfer those goods or services are accrued.

Incremental costs of obtaining a contract are generally expensed when incurred because the amortization period would be less than one year. Such costs primarily relate to sales commissions and are recorded in selling, marketing and distribution expense.

Earnings Per Common Share. Basic net earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the year. Diluted net earnings per share is computed after giving effect to the exercise of all dilutive outstanding option grants.

Comprehensive Income. Comprehensive income is a measure of all changes in shareholders' equity except those resulting from investments by and distributions to owners, and includes such items as net earnings, certain foreign currency translation items, changes in the value of qualifying hedges and pension liability adjustments.

Derivative Instruments and Hedging Activities. The Company accounts for all derivatives, including those embedded in other contracts, as either assets or liabilities and measures those financial instruments at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation.

As part of its risk management program, the Company may periodically use forward exchange contracts to manage known market exposures. Terms of derivative instruments are structured to match the terms of the risk being managed and are generally held to maturity. The Company does not hold or issue derivative financial instruments for trading purposes. All other contracts that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. The Company's policy is to not enter into contracts with terms that cannot be designated as normal purchases or sales.

The Company periodically evaluates its monetary asset and liability positions denominated in foreign currencies. The Company enters into forward contracts or options, or borrows in various currencies, in order to hedge its net monetary positions. These instruments are recorded at fair value and the gains and losses are included in other (income) expense, net. The notional amounts of contracts outstanding as of December 27, 2024, totaled $51 million. The Company believes it uses strong financial counterparties in these transactions and that the resulting credit risk under these hedging strategies is not significant.

The Company uses significant other observable inputs (level 2 in the fair value hierarchy) to value the derivative instruments used to hedge net monetary positions, including reference to market prices and financial models that incorporate relevant market assumptions. Net derivative assets are reported on the balance sheet in accounts receivable and net derivative liabilities are reported as other current liabilities. The fair market value of such instruments follows (in thousands):

	2024	2023
Foreign Currency Contracts		
Assets	$ 136	$ 26
Liabilities	(20)	(448)
Net Assets (Liabilities)	$ 116	$ (422)

B. Segment Information

The Company has five operating segments which are aggregated into three reportable segments: Contractor, Industrial and Process.

The Contractor segment markets sprayers and equipment that apply paint to walls and other structures, texture to walls and ceilings, insulation to building walls and other items, highly viscous coatings to roofs, and markings on roads, parking lots, athletic fields and floors.

The Industrial segment includes our Industrial and Powder divisions. The Industrial segment markets equipment and solutions for moving and applying paints, powder coatings, sealants, adhesives and other fluids. Markets served include automotive and vehicle assembly and components production, including Electro or e-mobility, wood and metal products, rail, marine, aerospace, farm, construction, bus, recreational vehicles and various other industries.

The Process segment includes our Process and Lubrication divisions. The Process segment markets pumps, valves, meters and accessories to move and dispense chemicals, oil and natural gas, water, wastewater, petroleum, food, lubricants and other fluids. Markets served include food and beverage, dairy, oil and natural gas, pharmaceutical, cosmetics, electronics, semiconductor fabrication, wastewater, mining, fast oil change facilities, service garages, fleet service centers, automobile dealerships and industrial lubrication applications.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The cost of manufacturing for each segment is based on product cost, and expenses are based on actual costs incurred along with cost allocations of shared and centralized functions based on activities performed, sales or space utilization. Depreciation expense is charged to the manufacturing or operating cost center that utilizes the asset and is then allocated to segments on the same basis as other expenses within that cost center. Segments are responsible for development, manufacturing, marketing and sales of their products. This allows for focused marketing and efficient product development. The segments share common purchasing, certain manufacturing, distribution and administration functions.

The Company's chief operating decision maker is the chief executive officer.

The Company's chief operating decision maker uses operating earnings excluding unallocated corporate expense to assess the operating performance of each segment. Operating earnings is used to make resource allocation decisions amongst segments and to determine compensation for certain employees. Gross profit is additionally used to evaluate product pricing and operating performance.

Unallocated corporate expenses include such items as stock compensation, certain acquisition transaction costs, bad debt expense, charitable contributions and certain facility expenses. Asset information by segment is not reported to the chief operating decision maker and therefore is not disclosed.

Segment information follows (in thousands):

		2024		2023		2022
Contractor						
Net Sales	$	988,865	$	985,675	$	999,060
Cost of products sold		484,926		493,857		555,622
Gross Profit		503,939		491,818		443,438
Operating Expenses		233,795		206,424		193,605
Contractor Operating Earnings	$	270,144	$	285,394	$	249,833
Industrial						
Net Sales	$	619,653	$	662,785	$	649,347
Cost of products sold		260,856		279,160		274,660
Gross Profit		358,797		383,625		374,687
Operating Expenses		157,309		149,571		143,389
Industrial Operating Earnings	$	201,488	$	234,054	$	231,298
Process						
Net Sales	$	504,798	$	547,146	$	495,114
Cost of products sold		238,195		255,375		250,832
Gross Profit		266,603		291,771		244,282
Operating Expenses		124,871		126,498		121,938
Process Operating Earnings	$	141,732	$	165,273	$	122,344
Reportable Segment Operating Earnings Total	$	613,364	$	684,721	$	603,475
Unallocated corporate expense		43,266		38,678		30,775
Contingent consideration		—		(8,600)		—
Impairment		—		7,800		—
Operating Earnings		570,098		646,843		572,700
Interest expense		2,828		5,191		9,897
Other (income) expense, net		(22,013)		32,850		(2,921)
Earnings Before Income Taxes	$	589,283	$	608,802	$	565,724

Geographic information follows (in thousands):

		2024		2023		2022
Net Sales (based on customer location)						
United States	$	1,149,044	$	1,161,607	$	1,116,012
Other countries		964,272		1,033,999		1,027,509
Total	$	2,113,316	$	2,195,606	$	2,143,521
Long-lived Assets						
United States	$	635,698	$	622,430		
Other countries		135,958		119,283		
Total	$	771,656	$	741,713		

Sales to Major Customers. Worldwide sales to one customer in the Contractor and Industrial segments individually represented over 10 percent of the Company's consolidated sales in 2024, 2023 and 2022.

C. Inventories

Major components of inventories were as follows (in thousands):

	2024	2023
Finished products and components	$ 197,242	$ 221,847
Products and components in various stages of completion	114,647	131,906
Raw materials and purchased components	214,902	202,294
Subtotal	526,791	556,047
Reduction to LIFO cost	(122,115)	(117,698)
Total	$ 404,676	$ 438,349

Inventories valued under the LIFO method were $179 million in 2024 and $211 million in 2023. Most other inventory was valued on the FIFO method.

In 2024, certain inventory quantities were reduced, resulting in liquidation of LIFO inventory quantities, although increases in current product costs offset the impact of the decrement. The impact on net earnings was not significant.

D. Property, Plant and Equipment

Property, plant and equipment were as follows (in thousands):

	2024	2023
Land and improvements	$ 73,767	$ 70,382
Buildings and improvements	610,580	500,373
Manufacturing equipment	481,400	441,824
Office, warehouse and automotive equipment	71,901	61,594
Additions in progress	25,205	132,609
Total property, plant and equipment	1,262,853	1,206,782
Accumulated depreciation	(491,197)	(465,069)
Net property, plant and equipment	$ 771,656	$ 741,713

Depreciation expense was $67 million in 2024, $55 million in 2023 and $46 million in 2022.

E. Income Taxes

Earnings before income tax expense consist of (in thousands):

	2024	2023	2022
Domestic	$ 484,088	$ 450,806	$ 401,405
Foreign	105,195	157,996	164,319
Total	$ 589,283	$ 608,802	$ 565,724

Income tax expense consists of (in thousands):

		2024		2023		2022
Current						
Federal	$	62,402	$	79,732	$	70,976
State and local		6,256		7,282		5,948
Foreign		28,481		23,779		38,152
Current income tax expense		97,139		110,793		115,076
Deferred						
Domestic		8,344		(6,919)		(8,733)
Foreign		(2,284)		(1,583)		(1,264)
Deferred income tax expense (benefit)		6,060		(8,502)		(9,997)
Total	$	103,199	$	102,291	$	105,079

Income taxes paid were $104 million in 2024, $111 million in 2023 and $112 million in 2022.

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate follows:

	2024	2023	2022
Statutory tax rate	21 %	21 %	21 %
Tax effect of international operations	1	(1)	1
State taxes, net of federal effect	1	1	1
U.S. general business tax credits	(1)	(1)	(1)
Stock compensation excess tax benefit	(2)	(1)	(1)
Foreign Derived Intangible Income (FDII)	(2)	(2)	(2)
Effective tax rate	18 %	17 %	19 %

Deferred income taxes are provided for temporary differences between the financial reporting and the tax basis of assets and liabilities. The deferred tax assets (liabilities) resulting from these differences were as follows (in thousands):

		2024		2023
Inventory valuations	$	3,456	$	1,005
Accrued self-insurance retentions		1,187		1,390
Accrued warranty and service liabilities		2,392		2,290
Vacation accruals		3,409		3,450
Customer allowances		4,080		4,137
Excess of tax over book depreciation and amortization		(79,728)		(44,197)
Pension benefit obligation		915		10,063
Postretirement medical benefit obligation		5,002		5,039
Acquisition costs		442		—
Stock compensation		12,634		12,686
Deferred compensation		5,305		2,205
Deferred revenue		927		2,024
Research and development		31,543		23,324
Prepayments from foreign subsidiaries		13,872		27,301
Other		3,652		2,449
Net deferred tax assets	$	9,088	$	53,166

Total deferred tax assets were $47 million and $61 million, and total deferred tax liabilities were $38 million and $8 million on December 27, 2024 and December 29, 2023, respectively. The difference between the deferred income tax provision and the change in net deferred income taxes is due to the changes in other comprehensive income (loss) items and acquisition purchase accounting.

The Company files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2018.

The Company continues to assert that it will indefinitely reinvest earnings of foreign subsidiaries to support the expansion of its international business. No additional income or withholding taxes have been provided for any remaining undistributed foreign earnings, as these amounts continue to be indefinitely reinvested in foreign operations. As of December 27, 2024, the amount of cash held outside the U.S. was not significant to the Company's liquidity and was available to fund investments abroad.

The Company records penalties and accrued interest related to uncertain tax positions in income tax expense. Total reserves for uncertain tax positions were not material.

F. Debt

A summary of debt follows (dollars in thousands):

	Average Interest Rate as of December 27, 2024	Maturity	2024	2023
Unsecured revolving credit facility	N/A	October 2029	—	—
Unsecured revolving credit facility - offshore renminbi denominated	4.36%	N/A	27,375	28,099
Notes payable to banks	—%	2025	1,162	1,937
Total debt			$ 28,537	$ 30,036

On October 25, 2024, the Company executed an amendment to its amended and restated credit agreement, extending the expiration date to October 25, 2029, that amended, superseded and restated in its entirety the Company's existing credit agreement with U.S. Bank National Association, as administrative agent and a lender, and the other lenders that are parties thereto. The amended agreement with a syndicate of lenders provides up to $750 million of committed credit, available for general corporate purposes, working capital needs, share repurchases and acquisitions. The Company may borrow up to $50 million under the swingline portion of the facility for daily working capital needs.

Borrowings under the amended and restated credit agreement may be denominated in U.S. dollars or certain other currencies. In addition to paying interest on the outstanding loans, the Company is required to pay a facility fee on the unused amount of the loan commitments at a rate per annum ranging from 0.125% to 0.25%, depending on the Company's cash flow leverage ratio.

The amended and restated credit agreement contains customary representations, warranties, covenants and events of default, including but not limited to covenants restricting the Company's and its subsidiaries' ability to (i) merge or consolidate with another entity, (ii) sell, transfer, lease or convey their assets, (iii) make any material change in the nature of the core business of the Company, (iv) make certain investments, or (v) incur secured indebtedness. The amended and restated credit agreement also requires the Company to maintain a cash flow leverage ratio of not more than 3.50 to 1.00 (unless a significant acquisition has been consummated, in which case, not more than 4.00 to 1.00 during the four fiscal quarter period beginning with the quarter in which such acquisition occurs) and an interest coverage ratio of not less than 3.00 to 1.00 (unless a significant acquisition has been consummated, in which case, not less than 2.50 to 1.00 during the four fiscal quarter period beginning with the quarter in which such acquisition occurs). A change in control of the Company will constitute an event of default under the amended and restated credit agreement.

The Company maintains a revolving credit agreement with a sole lender that provides up to $50 million of committed credit, available for general corporate purposes, working capital needs, share repurchases and acquisitions. Under the terms of the agreement, loans may be denominated in U.S. dollars or Chinese renminbi (offshore). Loans denominated in U.S. dollars bear interest, at the

Company's option, at either a base rate or a HIBOR-based rate. Loans denominated in Chinese renminbi (offshore) bear interest at a HIBOR-based rate based on the Chinese offshore rate. Other terms of this revolving credit agreement are substantially similar to those of the Company's amended and restated credit agreement that expires in October 2029.

On December 16, 2022, the Company entered into an amendment to its master note agreement that extends the period in which the Company may issue, and affiliates of the lender may purchase, the Company's senior notes from January 29, 2023 to December 16, 2027. The amendment also increases the maximum aggregate principal amount of senior notes the Company may issue under the master note agreement from $200 million to $250 million, although the maximum aggregate amount of senior notes bearing interest at a floating rate that may be outstanding at any one time will continue to be $100 million. The amendment also extends the maturity and average life of each senior note bearing interest at a fixed rate that may be issued under the master note agreement from no more than 12 years after the date of issuance to no more than 15 years after the date of issuance, and includes customary provisions for the replacement of LIBOR with SOFR and customary benchmark replacement provisions with respect to senior notes bearing interest at a floating rate. All other material items of the master note agreement remain unchanged. Under the terms of the master note agreement, the Company is required to maintain certain financial ratios as to cash flow leverage and interest coverage similar to the requirements of its other debt agreements.

On December 27, 2024, the Company had $818 million in lines of credit, including the $800 million in committed credit facilities described above and $18 million with foreign banks. The unused portion of committed credit lines was $778 million as of December 27, 2024. In addition, the Company has unused, uncommitted lines of credit with foreign banks totaling $20 million. Borrowing rates under these credit lines vary with the prime rate, rates on domestic certificates of deposit and other benchmark rates (e.g. SOFR, EURIBOR, HIBOR, TIBOR and RFR). The Company pays facility fees at an annual rate of up to 0.15% on certain of these lines. No compensating balances are required.

Various debt agreements require the Company to maintain certain financial ratios as to cash flow leverage and interest coverage. The Company is in compliance with all financial covenants of its debt agreements as of December 27, 2024.

Annual maturities of debt are as follows (in thousands):

	2025	2026	2027	2028	2029	Thereafter
Maturities of debt	$ 28,537	$ —	$ —	$ —	$ —	$ —

Interest paid on debt was $3 million in 2024, $6 million in 2023 and $10 million in 2022.

G. Shareholders' Equity

At December 27, 2024, the Company had 22,549 authorized, but unissued, cumulative preferred shares, $100 par value. The Company also has authorized, but not issued, a separate class of 3 million shares of preferred stock, $1 par value.

Changes in components of accumulated other comprehensive income (loss), net of tax were (in thousands):

	Pension and Postretirement Medical	Cumulative Translation Adjustment	Total
Balance, December 31, 2021	$ (60,107)	$ (20,062)	$ (80,169)
Other comprehensive income (loss) before reclassifications	16,083	(9,582)	6,501
Amounts reclassified from accumulated other comprehensive income	4,290	—	4,290
Balance, December 30, 2022	(39,734)	(29,644)	(69,378)
Other comprehensive income (loss) before reclassifications	(28,162)	25,661	(2,501)
Amounts reclassified from accumulated other comprehensive income	36,884	—	36,884
Balance, December 29, 2023	(31,012)	(3,983)	(34,995)
Other comprehensive income (loss) before reclassifications	15,098	(32,446)	(17,348)
Amounts reclassified from accumulated other comprehensive income	2,769	—	2,769
Balance, December 27, 2024	$ (13,145)	$ (36,429)	$ (49,574)

Amounts related to pension and postretirement medical adjustments are classified to non-service components of pension cost that are included within other non-operating expenses. Included in the 2023 reclassifications were $42 million of pension settlement losses. See Note J for additional details regarding pension and postretirement medical plans.

H. Share-Based Awards, Purchase Plans and Compensation Cost

Stock Option and Award Plan. The Company has a stock incentive plan under which it grants stock options and share awards to directors, officers and other employees. Option price is the market price on the date of grant. Options become exercisable at such time, generally over 3 years or 4 years, and in such installments as set by the Company, and expire 10 years from the date of grant.

Restricted share awards have been made to certain key employees under the plan. The market value of restricted stock at the date of grant is charged to operations over the vesting period. Compensation cost related to restricted shares is not significant.

The Company has a stock appreciation plan that provides for payments of cash to eligible foreign employees based on the change in the market price of the Company's common stock over a period of time. Compensation cost related to the stock appreciation plan was an expense of $2 million in 2024 and $2 million in 2023 and a benefit of $0.2 million in 2022.

Individual nonemployee directors of the Company may elect to receive, either currently or deferred, all or part of their retainer in the form of shares of the Company's common stock instead of cash. Under this arrangement, the Company issued 9,940 shares in 2024, 11,150 shares in 2023 and 12,055 shares in 2022. The expense related to this arrangement is not significant.

Options on common shares granted and outstanding, as well as the weighted average exercise price, are shown below (in thousands, except exercise prices):

	Option Shares	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Outstanding, December 31, 2021	9,575	$ 39.31	7,296	$ 33.75
Granted	1,381	71.03		
Exercised	(645)	25.58		
Canceled	(46)	49.42		
Outstanding, December 30, 2022	10,265	44.40	7,793	37.22
Granted	1,114	71.45		
Exercised	(1,354)	30.77		
Canceled	(121)	62.75		
Outstanding, December 29, 2023	9,904	49.09	7,274	41.46
Granted	925	89.23		
Exercised	(1,535)	32.10		
Canceled	(155)	76.03		
Outstanding, December 27, 2024	9,139	$ 55.60	6,582	$ 47.16

The following table summarizes information for options outstanding and exercisable at December 27, 2024 (in thousands, except exercise prices and contractual term amounts):

	Options Outstanding			Options Exercisable	
Range of Prices	Options Outstanding	Weighted Average Remaining Contractual Term in Years	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 20-40	2,007	1.6	$ 28.05	2,007	$ 28.05
$ 40-60	3,267	4.3	48.93	3,267	48.93
$ 60-80	2,988	7.4	71.50	1,294	71.87
$ 80-100	877	9.2	89.24	14	89.77
$ 20-100	9,139	5.2	$ 55.60	6,582	$ 47.16

The aggregate intrinsic value of exercisable option shares was $243 million as of December 27, 2024 with a weighted average contractual term of 4 years. There were approximately 9.1 million vested share options and share options expected to vest as of December 27, 2024 with an aggregate intrinsic value of $265 million, a weighted average exercise price of $55.60 and a weighted average contractual term of 5.2 years.

Information related to options exercised as follows (in thousands):

	2024	2023	2022
Cash received	$ 49,566	$ 40,708	$ 15,739
Aggregate intrinsic value	84,328	61,624	28,193
Tax benefit realized	17,675	12,605	6,020

Employee Stock Purchase Plan. Under the Company's Employee Stock Purchase Plan, the purchase price of the shares is the lesser of 85 percent of the fair market value on the first day or the last day of the plan year. Under this plan, the Company issued 330,413 shares in 2024, 322,764 shares in 2023 and 316,250 shares in 2022.

Authorized Shares. In April 2019, shareholders of the Company approved the Graco Inc. 2019 Stock Incentive Plan. The Plan provides for issuance of up to 15 million shares of Graco common stock. Shares authorized for issuance under the stock option and purchase plans are shown below (in thousands):

	Total Shares Authorized	Available for Future Issuance as of December 27, 2024
Stock Incentive Plan (2019)	15,000	9,095
Employee Stock Purchase Plan (2006)	21,000	11,110
Total	36,000	20,205

Amounts available for future issuance exclude outstanding options. Options outstanding, as of December 27, 2024, include options granted under two plans that were replaced by subsequent plans. No shares are available for future grants under those plans.

Share-based Compensation. The Company recognized share-based compensation cost as follows (in thousands):

	2024	2023	2022
Share-based compensation	$ 31,892	$ 30,229	$ 24,695
Tax benefit	3,295	3,177	2,319
Share-based compensation, net of tax	$ 28,597	$ 27,052	$ 22,376

As of December 27, 2024, there was $16 million of unrecognized compensation cost related to unvested options, expected to be recognized over a weighted average period of approximately 2.2 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions and results:

	2024	2023	2022
Expected life in years	6.6	6.7	6.4
Interest rate	4.2 %	4.0 %	2.7 %
Volatility	26.3 %	26.3 %	26.2 %
Dividend yield	1.1 %	1.3 %	1.2 %
Weighted average fair value per share	$ 28.03	$ 21.76	$ 19.10

Expected life is estimated based on vesting terms and exercise and termination history. Interest rate is based on the U.S. Treasury rate on zero-coupon issues with a remaining term equal to the expected life of the option. Expected volatility is based on historical volatility over a period commensurate with the expected life of options.

The fair value of employees' purchase rights under the Employee Stock Purchase Plan was estimated on the date of grant. The benefit of the 15 percent discount from the lesser of the fair market value per common share on the first day and the last day of the plan year was added to the fair value of the employees' purchase rights determined using the Black-Scholes option-pricing model with the following assumptions and results:

	2024	2023	2022
Expected life in years	1.0	1.0	1.0
Interest rate	4.9 %	5.1 %	0.9 %
Volatility	24.2 %	26.4 %	20.5 %
Dividend yield	1.1 %	1.4 %	1.2 %
Weighted average fair value per share	$ 23.16	$ 18.04	$ 16.01

I. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	2024	2023	2022
Net earnings available to common shareholders	$ 486,084	$ 506,511	$ 460,645
Weighted average shares outstanding for basic earnings per share	168,884	168,442	168,952
Dilutive effect of stock options computed based on the treasury stock method using the average market price	3,521	3,757	3,941
Weighted average shares outstanding for diluted earnings per share	172,405	172,199	172,893
Basic earnings per share	$ 2.88	$ 3.01	$ 2.73
Diluted earnings per share	$ 2.82	$ 2.94	$ 2.66

Anti-dilutive stock options excluded from computations of diluted earnings per share totaled 0.9 million shares in 2024, 2.0 million shares in 2023 and 2.2 million shares in 2022.

J. Retirement Benefits

The Company has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, which provides retirement benefits to most U.S. employees. For all employees who choose to participate, the Company matches employee contributions at a 100 percent rate, up to 3 percent of the employee's compensation. For employees not covered by a defined benefit plan, the Company contributed an amount equal to 2 percent of the employee's compensation. Employer contributions totaled $12 million in 2024, $12 million in 2023 and $10 million in 2022.

The Company's postretirement medical plan provides certain medical benefits for retired U.S. employees. Employees hired before January 1, 2005, are eligible for these benefits upon retirement and fulfillment of other eligibility requirements as specified by the plan.

The Company has both funded and unfunded noncontributory defined benefit pension plans that together cover most U.S. employees hired before January 1, 2006, certain directors and some of the employees of the Company's non-U.S. subsidiaries.

In December of 2023, the Company entered into an agreement under which approximately $147 million of pension obligations of its U.S. funded defined benefit pension plan were transferred to an insurance company. The Company recognized a non-cash pension settlement loss of approximately $42 million as a result of the transaction.

For U.S. plans, benefits are based on years of service and the highest 5 consecutive years' earnings in the 10 years preceding retirement. Plans are funded annually in amounts consistent with minimum funding levels and maximum tax deduction limits, although the Company may make additional voluntary contributions from time to time to improve the funded status of its plans.

Investment policies and strategies of the U.S. funded pension plan are based on participant demographics. As the plan covers active participants and retirees with higher benefit amounts, investments are based on a long-term view of economic growth and weighted toward equity securities. The primary goal of the plan's investments is to ensure that the plan's liabilities are met over time. In developing strategic asset allocation guidelines, an emphasis is placed on the long-term characteristics of individual asset classes, and the benefits of diversification among multiple asset classes. The plan invests primarily in domestic and international equities, fixed income securities, which include treasuries, highly-rated corporate bonds and high-yield bonds and real estate. Strategic target allocations for plan assets are 52 percent equity securities, 32 percent fixed income securities and 16 percent real estate and alternative investments.

Plan assets are held in a trust for the benefit of plan participants and are invested in various commingled funds, most of which are sponsored by the trustee. The fair values for commingled equity, fixed-income and real estate investments are measured using net asset values, which take into consideration the value of underlying fund investments, as well as the other accrued assets and liabilities of a fund, in order to determine a per share market value. Certain trustee-sponsored funds allow redemptions monthly or quarterly, with 10 days or 60 days advance notice, while most of the funds allow redemptions daily. The plan had unfunded commitments to make additional investments in certain funds totaling $2 million as of December 27, 2024 and December 29, 2023.

The Company maintains a defined contribution plan covering employees of a Swiss subsidiary, funded by Company and employee contributions. Responsibility for pension coverage under Swiss law has been transferred to a Swiss insurance company. Plan assets are invested in an insurance contract that guarantees a federally mandated annual rate of return. The value of the plan assets is effectively the value of the insurance contract. The performance of the underlying assets held by the insurance company has no direct impact on the surrender value of the insurance contract. The insurance backed assets have no active market and are classified as level 3 in the fair value hierarchy.

Assets of all plans by category and fair value measurement level were as follows (in thousands):

	Level	December 27, 2024	December 29, 2023
Cash and cash equivalents	1	$ 115	$ 1,425
Insurance contract	3	32,466	36,151
Investments categorized in fair value hierarchy		32,581	37,576
Equity			
U.S. Large Cap	N/A	64,645	40,726
International	N/A	16,444	17,554
Total equity		81,089	58,280
Fixed income	N/A	64,331	49,595
Real estate and other	N/A	4,545	15,400
Investments measured at net asset value		149,965	123,275
Total		$ 182,546	$ 160,851

The following table is a reconciliation of pension assets measured at fair value using level 3 inputs (in thousands):

	2024	2023
Balance, beginning of year	$ 36,151	$ 32,163
Purchases	2,331	2,593
Redemptions	(4,133)	(2,833)
Unrealized (losses) gains	(1,883)	4,228
Balance, end of year	$ 32,466	$ 36,151

The following provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the periods ending December 27, 2024 and December 29, 2023, and a statement of the funded status as of the same dates (in thousands):

	Pension Benefits		Postretirement Medical Benefits	
	2024	2023	2024	2023
Change in benefit obligation				
Obligation, beginning of year	$ 213,575	$ 315,807	$ 22,654	$ 22,930
Service cost	5,097	5,729	344	348
Interest cost	9,194	16,535	1,148	1,165
Actuarial (gain) loss	(19,973)	32,763	(2,153)	(237)
Benefit payments	(3,117)	(12,103)	(1,658)	(1,552)
Plan amendments	(285)	(250)	—	—
Settlements	(3,579)	(149,212)	—	—
Exchange rate changes	(3,603)	4,306	—	—
Obligation, end of year	$ 197,309	$ 213,575	$ 20,335	$ 22,654
Change in plan assets				
Fair value, beginning of year	$ 160,851	$ 281,175	$ —	$ —
Actual return on assets	7,658	14,504	—	—
Employer contributions	23,216	23,066	1,658	1,552
Benefit payments	(3,117)	(12,103)	(1,658)	(1,552)
Settlements	(3,579)	(149,212)	—	—
Exchange rate changes	(2,483)	3,421	—	—
Fair value, end of year	$ 182,546	$ 160,851	$ —	$ —
Unfunded status	$ (14,763)	$ (52,724)	$ (20,335)	$ (22,654)
Amounts recognized in consolidated balance sheets				
Non-current assets	$ 37,888	$ 215	$ —	$ —
Current liabilities	2,421	1,749	1,633	1,745
Non-current liabilities	50,230	51,190	18,702	20,909
Net	$ 14,763	$ 52,724	$ 20,335	$ 22,654

Changes in discount rates used to value pension obligations were the main drivers of actuarial gains in 2024 and losses in 2023. In 2024 and 2023, the Company made a $20 million voluntary contribution each year to one of its U.S. qualified defined benefit plans.

The accumulated benefit obligation as of year-end for all defined benefit pension plans was $180 million for 2024 and $186 million for 2023. Information for plans with an accumulated benefit obligation in excess of plan assets follows (in thousands):

	2024	2023
Projected benefit obligation	$ 85,117	$ 89,206
Accumulated benefit obligation	80,746	81,701
Fair value of plan assets	32,466	36,150

The components of net periodic benefit cost for the plans for 2024, 2023 and 2022 were as follows (in thousands):

	Pension Benefits			Postretirement Medical Benefits		
	2024	2023	2022	2024	2023	2022
Service cost-benefits earned during the period	$ 5,097	$ 5,729	$ 8,242	$ 344	$ 348	$ 516
Interest cost on projected benefit obligation	9,194	16,535	10,996	1,148	1,165	839
Expected return on assets	(10,147)	(19,141)	(19,754)	—	—	—
Amortization of prior service cost	(281)	36	84	—	—	—
Amortization of net loss	3,255	5,999	4,701	—	(133)	345
Settlement loss	346	42,169	—	—	—	—
Cost of pension plans which are not significant and have not adopted ASC 715	171	368	284	N/A	N/A	N/A
Net periodic benefit cost	$ 7,635	$ 51,695	$ 4,553	$ 1,492	$ 1,380	$ 1,700

Net periodic benefit cost is disaggregated between service cost presented as operating expense and other components of pension cost presented as non-operating expense. Other components of pension cost and changes in cash surrender value of insurance contracts intended to fund certain non-qualified pension and deferred compensation arrangements included in non-operating expenses totaled $3 million in 2024, $44 million in 2023 and $1 million in 2022.

Amounts recognized in other comprehensive income (loss) in 2024 and 2023 were as follows (in thousands):

	Pension Benefits		Postretirement Medical Benefits	
	2024	2023	2024	2023
Net (loss) gain arising during the period	$ 17,506	$ (37,132)	$ 2,153	$ 237
Amortization of net loss (gain)	3,255	5,999	—	(133)
Prior service credit (cost) arising during the period	285	250	—	—
Settlement loss	346	42,169	—	—
Amortization of prior service (credit) cost	(281)	36	—	—
Total	$ 21,111	$ 11,322	$ 2,153	$ 104

Amounts included in accumulated other comprehensive income (loss) as of December 27, 2024 and December 29, 2023, that had not yet been recognized as components of net periodic benefit cost, were as follows (in thousands):

	Pension Benefits		Postretirement Medical Benefits	
	2024	2023	2024	2023
Prior service cost	$ 2,026	$ 2,163	$ —	$ —
Net gain (loss)	(22,954)	(44,195)	4,148	1,995
Net gain (loss) before income taxes	(20,928)	(42,032)	4,148	1,995
Income taxes	4,549	9,464	(914)	(439)
Net	$ (16,379)	$ (32,568)	$ 3,234	$ 1,556

Assumptions used to determine the Company's benefit obligations are shown below:

Weighted average assumptions	Pension Benefits		Postretirement Medical Benefits	
	2024	2023	2024	2023
U.S. Plans				
Discount rate	5.9 %	5.3 %	5.8 %	5.3 %
Rate of compensation increase	2.5 %	2.7 %	N/A	N/A
Non-U.S. Plans				
Discount rate	1.4 %	2.1 %	N/A	N/A
Rate of compensation increase	2.0 %	1.7 %	N/A	N/A

Assumptions used to determine the Company's net periodic benefit cost are shown below:

Weighted average assumptions	Pension Benefits			Postretirement Medical Benefits		
	2024	2023	2022	2024	2023	2022
U.S. Plans						
Discount rate	5.3 %	5.6 %	3.0 %	5.3 %	5.6 %	2.9 %
Rate of compensation increase	2.7 %	2.7 %	2.7 %	N/A	N/A	N/A
Expected return on assets	7.6 %	7.6 %	6.3 %	N/A	N/A	N/A
Non-U.S. Plans						
Discount rate	2.1 %	0.4 %	0.4 %	N/A	N/A	N/A
Rate of compensation increase	1.7 %	1.3 %	1.3 %	N/A	N/A	N/A
Expected return on assets	2.1 %	1.6 %	1.0 %	N/A	N/A	N/A

Several sources of information are considered in determining the expected rate of return assumption, including the allocation of plan assets, the input of actuaries and professional investment advisers, and historical long-term returns. In setting the return assumption, the Company recognizes that historical returns are not always indicative of future returns and also considers the long-term nature of its pension obligations.

The Company's U.S. retirement medical plan limits the annual cost increase that will be paid by the Company to 3 percent. In measuring the accumulated postretirement benefit obligation (APBO), the annual trend rate for health care costs was assumed to be 8.5 percent for 2025, decreasing each year to a constant rate of 4.0 percent for 2050 and thereafter, subject to the plan's annual increase limitation.

The Company expects to contribute $2 million to its unfunded pension plans and $2 million to the postretirement medical plan in 2025. The Company will not be required to make contributions to the funded pension plan under minimum funding requirements for 2025. Estimated future benefit payments are as follows (in thousands):

	Pension Benefits	Postretirement Medical Benefits
2025	$ 6,148	$ 1,633
2026	8,297	1,574
2027	10,028	1,580
2028	10,093	1,561
2029	11,463	1,543
Years 2030-2034	65,071	7,484

K. Commitments and Contingencies

Operating Lease Liabilities and Assets

The Company owns most of the assets used in its operations, but leases certain buildings and land, vehicles, office equipment and other rental assets. The Company determines if an arrangement is a lease at inception. All of the Company's current lease arrangements are classified as operating leases. The Company historically has not entered into financing leases. Operating lease assets and obligations are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease expense is recognized by amortizing the amount recorded as an asset on a straight-line basis over the lease term.

In determining lease asset value, the Company considers fixed or variable payment terms, prepayments, incentives, and options to extend, terminate or purchase. Renewal, termination or purchase options affect the lease term used for determining lease asset value only if the option is reasonably certain to be exercised. The Company generally uses its incremental borrowing rate based on information available at the lease commencement date in determining the present value of lease payments.

Supplemental information related to the Company's lease activities were as follows (in thousands):

	2024	2023
Operating lease expense	$ 10,464	$ 11,688
Operating lease payments	9,752	11,903
Non-cash additions to operating lease assets	511	6,141

Additional information related to operating leases were as follows:

	2024	2023
Weighted average remaining lease term (years)	2.2	3.1
Weighted average discount rate	3.76 %	5.13 %

Variable lease costs and short-term lease costs were not significant for the twelve months ended December 27, 2024 and December 29, 2023.

As of December 27, 2024, future maturities of operating lease liabilities were as follows (in thousands):

2025	$ 7,838
2026	9,363
2027	4,018
2028	1,556
2029	360
Thereafter	334
Total lease payments	$ 23,469
Present value adjustment	(3,353)
Operating lease liabilities	$ 20,116

Other Commitments. The Company is committed to pay suppliers under the terms of open purchase orders issued in the normal course of business totaling approximately $82 million at December 27, 2024. The Company also has commitments with certain suppliers to purchase minimum quantities, and under the terms of certain agreements, the Company is committed for certain portions of the supplier's inventory. The Company does not purchase, or commit to purchase, quantities in excess of normal usage or amounts that cannot be used within one year. The Company estimates that the maximum commitment amount under such agreements does not exceed $48 million.

The Company enters into contracts with vendors to receive services. Commitments under these service contracts with non-cancelable terms of more than one year totaled $15 million in 2025, $11 million in 2026, $8 million in 2027 and $5 million thereafter.

In addition, the Company could be obligated to perform under standby letters of credit totaling $6 million at December 27, 2024. The Company has also guaranteed the debt of its subsidiaries for up to $4 million. All debt of subsidiaries is reflected in the consolidated balance sheets.

Contingencies. The Company is party to various legal proceedings arising in the normal course of business. The Company is actively pursuing and defending these matters and has recorded an estimate of the probable costs where appropriate. Management does not expect that the resolution of these matters will have a material adverse effect on the Company, although the ultimate outcome cannot be determined based on available information.

L. Acquisitions

On November 4, 2024, the Company acquired Corob S.p.A. ("Corob") for €230 million in cash, subject to normal post-closing purchase price adjustments, with up to €30 million in additional contingent consideration. Corob is a global leader in the design and manufacturing of high-performance volumetric and gravimetric dispense, mixing, and shaking equipment used in mission-critical tinting applications. The acquired business expands and complements the Company's Contractor segment. Results of Corob's operations, including $16 million of sales and $3 million of operating losses, have been included in the Company's Contractor segment starting from the date of acquisition. As of December 27, 2024, the purchase price allocation remains preliminary as the Company completes its assessment, principally related to income taxes and the finalization of post-closing purchase price adjustments. The financial results of the Corob acquisition are not expected to have a material impact on the consolidated financial statements.

The contingent consideration is related to the sellers' eligibility to receive cash earn out payments, calculated based on qualified revenue performance metrics for two individual twelve-month periods. The earn out payments are capped at €15.0 million for both periods. The fair value of the earn out payments was initially valued using a probability-weighted expected return approach of future payments to be made to previous owners based on future revenues.

The total purchase consideration consisted of the following (in thousands):

Cash paid	$	265,301
Acquisition-related consideration payable		10,339
Contingent consideration		14,607
Total purchase consideration	$	290,247

Preliminary purchase consideration was allocated to assets acquired and liabilities assumed based on estimated fair values as follows (in thousands):

Cash and cash equivalents	$	30,899
Accounts receivable		28,120
Inventories		26,375
Other current assets		17,915
Property, plant and equipment		16,619
Other non-current assets		5,854
Identifiable intangible assets		131,564
Goodwill		126,101
Current liabilities		(52,544)
Deferred income taxes, net		(33,166)
Other non-current liabilities		(7,490)
Total net assets acquired	$	290,247

Goodwill recognized from the Corob acquisition primarily reflects an intangible asset that does not qualify for separate recognition. None of the goodwill acquired with Corob is deductible for tax purposes.
Identifiable intangible assets and estimated useful life are as follows (in thousands):

			Estimated Life (years)
Trade name	$	32,458	Indefinite
Customer relationship		76,493	15
Developed technology		20,557	10
Backlog		2,056	0.5
Total identifiable intangibles assets	$	131,564	

The fair values of the trade name and developed technology acquired in the acquisition were determined using a relief-from-royalty method, and customer relationships and backlog acquired were determined using an excess earnings method. These methods utilize unobservable inputs that are significant to these fair value measurements and thus classified as Level 3 of the fair value hierarchy described in Note A.

The following unaudited pro forma information provides the results of operations for the years ended December 27, 2024 and December 29, 2023, as if the acquisition had been completed at the beginning of fiscal year 2023 (in thousands, except per share amounts):

		2024		2023
Net sales	$	2,218,982	$	2,316,030
Net earnings		489,109		501,114
Earnings per share				
Basic		$2.90		$2.97
Diluted		$2.84		$2.91

The unaudited pro forma information includes the impact of intangible asset amortization of approximately $8 million in 2024 and $11 million in 2023. The year ended December 27, 2024 excludes the impact of $4 million of transaction-related expenses and non-recurring expense related to the fair value adjustment to acquisition-date inventory. The year ended December 29, 2023 was adjusted to include transaction-related expenses and non-recurring expenses related to the fair value adjustment to acquisition-date inventory. The information also reflects the pro forma cost of foregone interest income but does not reflect the effect of any synergies or integration costs that may result from the acquisition.

Unaudited pro forma information has been provided for comparative purposes only and the information does not necessarily reflect what the combined company's results of operations would have been had the acquisition occurred at the beginning of 2023. It also may not be useful in predicting the future results of operations of the combined company.

The Company completed another acquisition in 2024 that was not material to the consolidated financial statements.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the fiscal year covered by this Form 10-K, the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. This evaluation was done under the supervision and with the participation of the Company's President and Chief Executive Officer, the Chief Financial Officer and Treasurer, and the Executive Vice President, Corporate Controller and Information Systems. Based upon that evaluation, they concluded that the Company's disclosure controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control system was designed to provide reasonable assurance to management and the board of directors regarding the reliability of financial reporting and preparation of financial statements in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 27, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* (2013).

Based on our assessment and those criteria, management believes the Company's internal control over financial reporting is effective as of December 27, 2024.

The Company completed its acquisition of Corob on November 4, 2024. The Company is continuing to integrate Corob into its internal control over financial reporting, and management's evaluation of the effectiveness of the Company's internal control over financial reporting excluded Corob as of December 27, 2024, as permitted by guidance issued by the Securities and Exchange Commission. Corob accounted for approximately 12% of total assets and less than 1% of total net sales included within the consolidated financial statements of Graco Inc. and its subsidiaries as of and for the fiscal year ended December 27, 2024.

The Company's independent auditors have issued an attestation report on the Company's internal control over financial reporting, which is included herein.

Changes in Internal Control Over Financial Reporting

During the fourth quarter, there was no change in the Company's internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Graco Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Graco Inc. and subsidiaries (the "Company") as of December 29, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 29, 2023, of the Company and our report dated February 20, 2024, expressed an unqualified opinion on those financial statements.

As described in *Management's Report on Internal Control over Financial Reporting*, management excluded from its assessment the internal control over financial reporting at Corob S.p.A. ("Corob"), which was acquired on November 4, 2024, and whose financial statements constitute approximately 12% of total assets and less than 1% of total net sales within the consolidated financial statements of Graco Inc. as of and for the year ended December 27, 2024. Accordingly, our audit did not include the internal control over financial reporting at Corob.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 18, 2025

Item 9B. Other Information

During the three months ended December 27, 2024, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information under the heading "Information About Our Executive Officers" in Part I of this Form 10-K and the information under the heading "Board of Directors" in our Company's Proxy Statement for its 2025 Annual Meeting of Shareholders to be held on April 25, 2025 (the "Proxy Statement"), is incorporated herein by reference.

Audit Committee Members and Audit Committee Financial Expert

The information under the heading "Committees of the Board of Directors" in our Company's Proxy Statement is incorporated herein by reference.

Corporate Governance Guidelines, Committee Charters and Code of Ethics

Our Company has adopted Corporate Governance Guidelines and Charters for each of the Audit, Governance, and Management Organization and Compensation Committees of the Board of Directors. We have also issued a Code of Ethics and Business Conduct ("Code of Ethics") that applies to our principal executive officer, principal financial officer, principal accounting officer, all officers, directors, and employees of Graco Inc. and all of its subsidiaries, representative offices and branches worldwide. The Corporate Governance Guidelines, Committee Charters, and Code of Ethics, with any amendments or waivers thereto, may be accessed free of charge by visiting the Graco website at www.graco.com.

Our Company intends to post on the Graco website any amendment to, or waiver from, a provision of the Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions within four business days following the date of such amendment or waiver.

Insider Trading Arrangements and Policies

The information under the heading "Corporate Governance Documents—Insider Trading Policy and Procedures and Prohibition on Hedging and Pledging" in our Company's Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation

The information contained under the headings "Director Compensation," "Executive Compensation" (other than under the subheading "Pay Versus Performance"); and "Report of the Management Organization and Compensation Committee" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained under the headings "Equity Compensation Plan Information" and "Beneficial Ownership of Shares" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information under the headings "Related Person Transaction Approval Policy" and "Director Independence" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information under the headings "Independent Registered Public Accounting Firm Fees and Services" and "Pre-Approval Policies" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

		Page
(1)	Financial Statements	40
(2)	Financial Statement Schedule	

All financial statement schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

| (3) | Management Contract, Compensatory Plan or Arrangement. (See Exhibit Index) | 72 |

Those entries marked by an asterisk are Management Contracts, Compensatory Plans or Arrangements.

Exhibit
Number   Description

3.1   Restated Articles of Incorporation as amended December 8, 2017. (Incorporated by reference to Exhibit 3.1 to the Company's Report on Form 8-K filed December 8, 2017.)

3.2   Restated Bylaws as amended February 17, 2023.

4.1   Description of Our Securities. (Incorporated by reference to Exhibit 4.1 to the Company's 2019 Annual Report on Form 10-K.)

*10.1   Graco Inc. Incentive Bonus Plan. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed September 19, 2019.)

*10.2   Graco Inc. 2010 Stock Incentive Plan. (Incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed March 11, 2010.)

*10.3   Graco Inc. 2015 Stock Incentive Plan. (Incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed March 11, 2015.)

*10.4   Graco Inc. Amended and Restated 2019 Stock Incentive Plan. (Incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed March 13, 2024.)

*10.5   Deferred Compensation Plan (2005 Statement) as amended and restated on April 4, 2005. (Incorporated by reference to Exhibit 10.1 of the Company's Report on Form 10-Q for the thirteen weeks ended July 1, 2005.) Second Amendment dated November 1, 2005. (Incorporated by reference to Exhibit 10.8 to the Company's 2005 Annual Report on Form 10-K.) Third Amendment adopted on December 29, 2008. (Incorporated by reference to Exhibit 10.8 to the Company's 2008 Annual Report on Form 10-K.) Second Amendment dated October 25, 2012. (Incorporated by reference to Exhibit 10.9 to the Company's 2012 Annual Report on Form 10-K.)

*10.6   Graco Restoration Plan (2005 Statement). (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended September 29, 2006.) First Amendment adopted December 8, 2006. (Incorporated by reference to Exhibit 10.12 to the Company's 2006 Annual Report on Form 10-K.) Second Amendment adopted August 15, 2007. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended September 28, 2007.) Third Amendment adopted March 27, 2008. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended March 28, 2008.) Fourth Amendment adopted December 29, 2008. (Incorporated by reference to Exhibit 10.11 to the Company's 2008 Annual Report on Form 10-K.) Fifth Amendment adopted September 16, 2010. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended September 24, 2010.) Sixth Amendment adopted February 15, 2018 (Incorporated by reference to Exhibit 10.7 to the Company's 2017 Annual Report on Form 10-K.) Seventh Amendment adopted December 6, 2018. (Incorporated by reference to Exhibit 10.6 to the Company's 2018 Annual Report on Form 10-K.)

*10.7   Graco Inc. Retirement Plan for Non-Employee Directors. (Incorporated by reference to Exhibit 10.7 to the Company's 2018 Annual Report on Form 10-K.) (Initially filed by the Company in paper form as Attachment C to Item 5 to the Company's Report on Form 10-Q for the thirteen weeks ended March 29, 1991.) First Amendment adopted on December 29, 2008. (Incorporated by reference to Exhibit 10.10 to the Company's 2008 Annual Report on Form 10-K.)

*10.8   Stock Option Agreement. Form of agreement used for award of non-incentive stock options to nonemployee directors under the Graco Inc. 2010 Stock Incentive Plan in 2011. (Incorporated by reference to Exhibit 10.16 to the Company's 2010 Annual Report on Form 10-K.) Amended form of agreement for awards made to nonemployee directors commencing in 2012 (and subsequently used for awards made to nonemployee directors under the Graco Inc. 2015 Stock Incentive Plan in 2015). (Incorporated by reference to Exhibit 10.4 of the Company's Report on Form 10-Q for the thirteen weeks ended March 30, 2012.)

*10.9   Stock Option Agreement. Form of agreement used for award of non-incentive stock options to executive officers under the Graco Inc. 2010 Stock Incentive Plan in 2011. (Incorporated by reference to Exhibit 10.4 to the Company's Report on Form 10-Q for the thirteen weeks ended April 1, 2011.) Amended form of agreement for awards made to executive officers commencing in 2012. (Incorporated by reference to Exhibit 10.3 of the Company's Report on Form 10-Q for the thirteen weeks ended March 30, 2012.)

*10.10   Stock Option Agreement. Form of agreement used for award of non-incentive stock options to nonemployee directors under the Graco Inc. 2015 Stock Incentive Plan commencing in 2016. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended June 24, 2016.)

*10.11   Stock Option Agreement. Form of agreement used for award of non-incentive stock options to executive officers under the Graco Inc. 2015 Stock Incentive Plan commencing in 2016. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the thirteen weeks ended March 25, 2016.)

*10.12   Stock Option Agreement. Form of agreement used for award of non-incentive stock options to Chief Executive Officer under the Graco Inc. 2015 Stock Incentive Plan commencing in 2016. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended March 25, 2016.)

*10.13   Stock Option Agreement. Form of agreement used for award of non-incentive stock options to nonemployee directors under the Graco Inc. 2019 Stock Incentive Plan commencing in 2019. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the thirteen weeks ended June 28, 2019.)

*10.14   Stock Option Agreement. Form of agreement used for award of non-incentive stock options to executive officers under the Graco Inc. 2019 Stock Incentive Plan commencing in 2020. (Incorporated by reference to Exhibit 10.22 to the Company's 2019 Annual Report on Form 10-K.)

*10.15   Stock Option Agreement. Form of agreement used for award of non-incentive stock options to Chief Executive Officer under the Graco Inc. 2019 Stock Incentive Plan commencing in 2020. (Incorporated by reference to Exhibit 10.21 to the Company's 2019 Annual Report on Form 10-K.)

*10.16   Stock Option Agreement. Form of agreement used for award of non-incentive stock options to nonemployee directors under the Graco Inc. 2019 Stock Incentive Plan commencing in 2025.

*10.17   Stock Option Agreement. Form of agreement used for award of non-incentive stock options to executive officers under the Graco Inc. 2019 Stock Incentive Plan commencing in 2025.

*10.18   Stock Option Agreement. Form of agreement used for award of non-incentive stock options to Chief Executive Officer under the Graco Inc. 2019 Stock Incentive Plan commencing in 2025.

*10.19   Executive Officer Restricted Stock Unit Agreement. Form of agreement used to award restricted stock units to Dale D. Johnson under the Graco Inc. 2019 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed February 26, 2021.)

*10.20   Nonemployee Director Stock and Deferred Stock Program (2019 Restatement). (Incorporated by reference to Exhibit 10.3 to the Company's Report on Form 10-Q for the thirteen weeks ended June 28, 2019.)

*10.21   Key Employee Agreement. Form of agreement used with Chief Executive Officer and other executive officers. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed April 27, 2021.) Key Employee Agreement. Form of agreement to be offered to all persons hired or promoted to be executive officers of the Company after November 30, 2023 where local legal requirements warrant a different form. (Incorporated by reference to Exhibit 10.18 to the Company's 2023 Annual Report on Form 10-K).

*10.22   Executive Group Long-Term Disability Policy as revised in 1995. (Incorporated by reference to Exhibit 10.23 to the Company's 2004 Annual Report on Form 10-K.) Enhanced by Supplemental Income Protection Plan in 2004. (Incorporated by reference to Exhibit 10.28 to the Company's 2007 Annual Report on Form 10-K.)

10.23   Amended and Restated Credit Agreement, dated March 25, 2021, among Graco Inc., the borrowing subsidiaries from time to time party thereto, the banks from time to time party thereto and U.S. Bank National Association, as administrative agent. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed March 26, 2021.)

10.24   Amendment No. 1 to Amended and Restated Credit Agreement, dated May 23, 2023, among Graco Inc., the borrowing subsidiaries from time to time party thereto, the banks from time to time party thereto and U.S. Bank National Association, as administrative agent. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed May 23, 2023.)

10.25   Amendment No. 2 to Amended and Restated Credit Agreement, dated June 8, 2023, among Graco Inc., the borrowing subsidiaries from time to time party thereto, the banks from time to time party thereto and U.S. Bank National Association, as administrative agent. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed June 8, 2023.)

10.26   Amendment No. 3 to Amended and Restated Credit Agreement dated October 25, 2024, among Graco Inc., the borrowing subsidiaries from time to time party thereto, the banks from time to time party thereto and U.S. Bank National Association as administrative agent (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed October 25, 2024.)

10.27   Note Agreement, dated March 11, 2011, between Graco Inc. and the Purchasers listed on the Purchaser Schedule attached thereto, which includes as exhibits the form of Senior Notes. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed March 16, 2011.) Amendment No. 1 dated May 23, 2011. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the thirteen weeks ended July 1, 2011.) Amendment and Restatement No. 1 to Note Agreement dated as of March 27, 2012. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 8-K filed April 2, 2012.) Amendment No. 2 dated as of June 26, 2014 to Note Agreement dated as of March 11, 2011. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended June 27, 2014.) Amendment No. 3 dated as of December 15, 2016 to Note Agreement dated as of March 11, 2011. (Incorporated by reference to Exhibit 10.28 to the Company's 2016 Annual Report on Form 10-K.) Amendment No. 4 dated May 23, 2017 to Note Agreement dated as of March 11, 2011. (Incorporated by reference to Exhibit 10.1 to the Company's 10-Q for the thirteen weeks ended June 30, 2017.) Amendment No. 5 dated April 17, 2020 to Note Agreement dated as of March 11, 2011. (Incorporated by reference to Exhibit 10.4 to the Company's 10-Q for the thirteen weeks ended March 27, 2020.)

10.28   Master Note Agreement, dated January 29, 2020, between Graco Inc. and NYL Investors LLC. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed February 3, 2020.)   First Amendment to Master Note Agreement, dated December 16, 2022. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed December 16, 2022.)

11   Statement of Computation of Earnings per share included in Note I on page 59

19   Insider Trading Policy

21   Subsidiaries of the Company

23   Independent Registered Public Accounting Firm's Consent

24   Power of Attorney

31.1   Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a)

31.2   Certification of Chief Financial Officer pursuant to Rule 13a-14(a)

32   Certification of President and Chief Executive Officer and Chief Financial Officer pursuant to Section 1350 of Title 18, U.S.C.

97   Graco Inc. Incentive Recovery Policy (Incorporated by Reference to the Company's 2023 Annual Report on Form 10-K filed February 20, 2024.)

101   Interactive data files pursuant to Rule 405 of Regulation S-T formatted in iXBRL (Inline eXtensible Business Reporting Language).

104   Cover Page Interactive Data File (formatted as iXBRL and contained in Exhibit 101).

* Management Contracts, Compensatory Plans or Arrangements.

Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of certain instruments defining the rights of holders of certain long-term debt of the Company and its subsidiaries are not filed as exhibits because the amount of debt authorized under any such instrument does not exceed 10 percent of the total assets of the Company and its subsidiaries. The Company agrees to furnish copies thereof to the Securities and Exchange Commission upon request.

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Graco Inc.

/s/ Mark W. Sheahan	February 18, 2025
Mark W. Sheahan	
President and Chief Executive Officer	

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Mark W. Sheahan	February 18, 2025
Mark W. Sheahan	
President and Chief Executive Officer	
(Principal Executive Officer)	

/s/ David M. Lowe	February 18, 2025
David M. Lowe	
Chief Financial Officer and Treasurer	
(Principal Financial Officer)	

/s/ Christopher D. Knutson	February 18, 2025
Christopher D. Knutson	
Vice President, Controller & Chief Accounting Officer	
(Principal Accounting Officer)	

J. Kevin Gilligan	Director, Chairman of the Board
Heather L. Anfang	Director
Archie C. Black	Director
Brett C. Carter	Director
Eric P. Etchart	Director
Jody H. Feragen	Director
Martha A. Morfitt	Director
Mark W. Sheahan	Director
Kevin J. Wheeler	Director

Mark W. Sheahan, by signing his name hereto, does hereby sign this document on behalf of himself and each of the above named directors of the Registrant pursuant to powers of attorney duly executed by such persons.

/s/ Mark W. Sheahan	February 18, 2025
Mark W. Sheahan	
(For himself and as attorney-in-fact)	



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